Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-26437

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 11, 2000

PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 16, 1998)

                                                                     [FFCA LOGO]


                                  $100,000,000

                    FRANCHISE FINANCE CORPORATION OF AMERICA

                              % SENIOR NOTES DUE 20

                                  ------------
     The notes will mature on           , 20  . Interest on the notes is payable
semiannually on          and          , beginning          , 20__. The notes are
unsecured and rank equally with all of FFCA's other unsecured senior indebtedness. The notes will be issued only in registered form in denominations of $1,000. FFCA may, at its option, redeem the notes as described in this prospectus.

     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-13 IN THIS PROSPECTUS SUPPLEMENT.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  ------------

                                                           Per Note     Total
                                                           --------     -----
Public offering price ...............................                   $
Underwriting discounts ..............................                   $
Proceeds to FFCA before expenses ....................                   $

              Interest on the notes will accrue from       , 2000.

                                  ------------

     The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers on or about , 2000.

                                  ------------

SALOMON SMITH BARNEY

                          DONALDSON, LUFKIN & JENRETTE

                                                  BANC OF AMERICA SECURITIES LLC


      , 2000

                    FRANCHISE FINANCE CORPORATION OF AMERICA

                   Investment Locations as of June 30, 2000(1)


                          [MAP OF INVESTMENT LOCATIONS]


(1)  Does not include eight properties located in Alaska, Hawaii and Canada.




THE PROSPECTUS THAT ACCOMPANIES THIS PROSPECTUS SUPPLEMENT CONTAINS IMPORTANT INFORMATION REGARDING THIS OFFERING, AND YOU ARE URGED TO READ BOTH THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT IN FULL TO OBTAIN MATERIAL INFORMATION CONCERNING THE NOTES AND AN INVESTMENT IN THE NOTES.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                                  ------------

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----
                              PROSPECTUS SUPPLEMENT

     Prospectus Supplement Summary ................................    S-5
     Risk Factors .................................................    S-13
     Use of Proceeds ..............................................    S-17
     Capitalization ...............................................    S-17
     Selected Financial Data ......................................    S-18
     Management's Discussion and Analysis of Financial
       Condition and Results of Operations ........................    S-20
     Business and Properties ......................................    S-27
     Management and Directors of the Company ......................    S-41
     Description of the Notes .....................................    S-43
     Certain Federal Income Tax Considerations ....................    S-50
     Underwriting .................................................    S-50
     Legal Matters ................................................    S-51

                                   PROSPECTUS

     Available Information ........................................       2
     Incorporation of Certain Documents by Reference ..............       2
     The Company ..................................................       3
     Use of Proceeds ..............................................       3
     Ratios of Earnings to Fixed Charges ..........................       3
     Description of Debt Securities ...............................       4
     Description of Common Stock ..................................      13
     Description of Preferred Stock ...............................      14
     Restrictions On Transfers of Capital Stock ...................      19
     Certain Federal Income Tax Considerations ....................      20
     Plan of Distribution .........................................      25
     Legal Matters ................................................      26
     Experts ......................................................      26

                       THIS PAGE INTENTIONALLY LEFT BLANK

                          PROSPECTUS SUPPLEMENT SUMMARY

     THIS SUMMARY HIGHLIGHTS THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE NOTES. YOU SHOULD READ BOTH THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS CAREFULLY. UNLESS THE CONTEXT INDICATES OTHERWISE, THE TERMS "FFCA," "OUR," "WE," AND "THE COMPANY" REFER TO FRANCHISE FINANCE CORPORATION OF AMERICA AND ITS SUBSIDIARIES.

                                   THE COMPANY

     FFCA is the largest REIT in the United States providing real estate financing to multi-unit operators in the chain restaurant industry and a leading provider of real estate financing to the convenience store and automotive services and parts industries. FFCA provides flexible financing alternatives through a variety of investment vehicles including mortgage loans, long-term real estate leases, equipment loans and construction financing. FFCA has financed chain restaurant real estate since 1980 and began financing convenience stores and automotive services and parts stores in 1997. FFCA's portfolio is diversified by geography, industry sector, operators and chains, which has had a favorable impact on its access to, and cost of, capital. As of June 30, 2000, FFCA had an investment/servicing portfolio consisting of approximately 5,600 properties. Over 490 operators in approximately 160 retail chains throughout North America operate the properties. FFCA provides financing principally through mortgage loans and sale-leaseback transactions to operators with experienced management in established retail chains. Generally, multi-unit operators that have a national or regional presence operate the properties.

     FFCA is a fully integrated, self-administered REIT and its common stock is traded on the New York Stock Exchange under the symbol "FFA." As of September 1, 2000, FFCA had an equity market capitalization of approximately $1.3 billion.

     FFCA's corporate offices are located at 17207 North Perimeter Drive, Scottsdale, Arizona 85255-5402. FFCA's telephone number is (480) 585-4500 and its Internet web site address is http://www.ffca.com. FFCA's website is not part of this prospectus supplement or the accompanying prospectus.

                       BUSINESS OBJECTIVES AND STRATEGIES

     FFCA seeks to enhance its operating performance and financial position by pursuing the following business objectives and strategies:

* ESTABLISHING LONG-TERM FUNDING SOURCE. FFCA entered into a three-year loan sale agreement in December 1999 with Washington Mutual Bank, FA, the nation's eighth largest financial services company. This alliance, to be Washington Mutual's exclusive provider of chain store loans, subject to specified conditions, represents a significant source of new capital for FFCA. FFCA expects that this will reduce its reliance on debt and shareholder equity as sources of capital to fund its continued growth. Under the loan sale agreement, Washington Mutual will purchase mortgage loans from FFCA at the time the loans are originated; however, because Washington Mutual wishes to limit its concentration of individual borrowers to a specific dollar amount, Washington Mutual does not purchase every loan that FFCA originates. Therefore, while FFCA may no longer have to rely on accumulating large amounts of mortgage loans, using its bank lines of credit to carry the loans, for sale through securitization transactions, it may continue to securitize loans in some cases. In connection with the loan sale agreement, a warrant was issued to Washington Mutual, Inc. to purchase 2 million shares of FFCA common stock at a price of $25.47 per share. The warrant expires in December 2009, or earlier if the loan sale agreement is terminated or not renewed upon the expiration of its initial term.

* UTILIZING CONSERVATIVE INVESTMENT STRUCTURING. FFCA structures its investments to enhance the stability of its cash flows. FFCA's sale-leaseback transactions, which are retained in its portfolio, are structured as triple net leases. These leases provide that lessees are responsible for the payment of all property operating expenses, including property taxes, maintenance and insurance expenses. As a result, FFCA avoids making significant capital expenditures with respect to these properties. The leases generally have 20-year terms and provide for base rentals plus additional payments based upon specified contractual increases or a participation in the gross sales from the properties. FFCA's mortgage financings are generally secured by first liens on the mortgaged property and generally provide for full recourse to the borrower. FFCA generally lends an amount that does not exceed the sum of the aggregate replacement cost of the building and equipment used in the operation of the mortgaged property provided as security for the loan, and the fair market value of the real property based upon the cost of comparable land. In addition, FFCA generally structures its transactions so that all of the loans made to a borrower or an affiliated group of borrowers are both cross-defaulted and cross-collateralized.

* APPLYING RESEARCH-DRIVEN UNDERWRITING. FFCA targets quality investments by applying conservative, research-driven underwriting criteria designed to evaluate risk and return indicators. Before underwriting a transaction, FFCA thoroughly researches various factors, including:

          *    Operator management depth and experience
          *    Chain store sales trends and profitability
          *    Chain store historical cost and requested investment amount
          *    Concept analysis
               --   concept history and stability
               --   comparison of operator performance to concept averages
          *    Site considerations
               --   age of improvements/physical condition
               --   market penetration & competition
               --   environmental issues

* FOCUSING ON EXPERIENCED MULTI-UNIT OPERATORS WITH BRAND NAME FRANCHISES. FFCA seeks multi-unit operators conducting business under nationally or regionally recognized brand names to operate the properties it finances. As a result, FFCA believes it is able to achieve a better risk-adjusted return for its shareholders. Generally, the operators include both chain store franchisors and franchisees. Examples of well-known chains in FFCA's portfolio include Applebee's, Arby's, Burger King, Checker Auto Parts, Chevron, Circle K, Citgo, Cracker Barrel Old Country Store, Hardee's, Jack in the Box, Long John Silver's, Midas Muffler Shops, Pizza Hut, 7-Eleven, Taco Bell, Texaco, Valvoline Instant Oil Change and Wendy's.

* MAINTAINING APPROPRIATE INFRASTRUCTURE TO ACTIVELY MANAGE PORTFOLIO. Since 1980, members of FFCA's management group have gained extensive experience in the development and refinement of systems of operation, management and research, which has enhanced FFCA's ability to identify, evaluate and structure new investments as well as actively monitor and manage its investment portfolio. FFCA's experience in the real estate industry results in in-house efficiency with respect to virtually every aspect of real estate acquisition and management.

          FFCA uses its infrastructure to continually monitor and administer its investments to enhance the stability of its cash flows. FFCA collects financial data on the properties financed by FFCA to determine profitability, and FFCA's in-house staff inspects underperforming properties to assess their condition. The servicing staff monitors the receipt of monthly payments, payment of property taxes and maintenance of required insurance coverages. Lease and mortgage payments are generally collected by electronic account debits on the first day of each month. Servicing and legal department personnel administer underperforming and nonperforming properties and also supervise the in-house administration of property dispositions and tenant substitutions. FFCA has an established record of resolving underperforming and nonperforming leased assets and loans. For the three years ended December 31, 1999 and the six months ended June 30, 2000, the occupancy rate for FFCA's properties has been approximately 99%.

* MINIMIZING INVESTMENT RISK THROUGH DIVERSIFICATION. In structuring its portfolio, FFCA seeks diversification, which reduces risk and favorably impacts its access to, and cost of, capital. Elements of FFCA's investment diversification include:

     -- GEOGRAPHIC DIVERSIFICATION. FFCA's portfolio is geographically diverse with investments in properties located in all 50 states, Washington, D.C. and Canada as of June 30, 2000. The map on the inside front cover of this prospectus supplement shows the location of properties in FFCA's investment/servicing portfolio as of June 30, 2000, except for eight properties located in Alaska, Hawaii and Canada.

     -- INDUSTRY SECTOR DIVERSIFICATION. FFCA's portfolio continues to become more diverse in terms of industry sectors, with interests in 3,395 chain restaurant properties, 1,554 convenience stores, 349 automotive services and parts stores and 10 other retail properties as of June 30, 2000.

     -- OPERATOR AND CHAIN DIVERSIFICATION. FFCA's portfolio is diverse in terms of operators and chains, with properties that were leased to, or owned by, over 490 national and regional operating companies with no single operator representing more than 8% of revenues for the six months ended June 30, 2000. Multi-unit operators are the predominant operators of FFCA's properties. Additionally, approximately 160 retail chains are represented in FFCA's portfolio. As of June 30, 2000, approximately 64% of the properties financed by FFCA were chain restaurants including Applebee's, Arby's, Black Eyed Pea, Burger King, Chili's, Denny's, Fuddruckers, Hardee's, Jack in the Box, Kentucky Fried Chicken, Pizza Hut, Taco Bell, Wendy's and Whataburger. In addition, approximately 29% of FFCA's investments were in convenience stores, including Circle K, E-Z Serve, 7-Eleven and White Hen Pantry, and 7% were in automotive services and parts stores, including SpeeDee Oil, Midas and Checker Auto Parts.

* OFFERING OPERATORS A FULL RANGE OF FINANCING PRODUCTS. FFCA provides its customers with a variety of financing alternatives including mortgage loans, sale-leaseback transactions, equipment loans, senior loans, participating mortgages and construction loans. FFCA believes that offering its customers a full range of financing products gives the company a competitive advantage over traditional mortgage lenders and other real estate financing companies. Additionally, FFCA continuously reviews other financing products that it may offer operators to further improve the company's competitive position.

* MAINTAINING A CONSERVATIVE CAPITAL STRUCTURE. FFCA seeks to operate with a moderate use of leverage and believes that its investments' stable, predictable cash flows will permit it to continue obtaining attractive debt and equity financing. FFCA seeks to maintain a ratio of total indebtedness to total market capitalization of not more than 40%. Based on debt outstanding on FFCA's balance sheet as of June 30, 2000 and its closing stock price on that date, FFCA's total indebtedness as a percentage of total market capitalization was approximately 36%. Total indebtedness includes debt associated with originating mortgages held for sale.

* MAXIMIZING CAPITAL MARKET FLEXIBILITY. FFCA's strategic alliance with Washington Mutual enables FFCA to sell mortgage loans to Washington Mutual and retain the servicing of the loans.

     In addition to loans sold to Washington Mutual, FFCA has the flexibility to sell mortgage loans it originates in securitized offerings. FFCA typically retains interests in securitized pools in the form of subordinated securities, interest-only securities and mortgage servicing rights. To date, FFCA has successfully completed five mortgage loan securitizations. The face amounts of the mortgages involved were: (1) $178.8 million in 1996; (2) $260.8 million in 1997; (3) $335.3 million in 1998; (4) $414.9 million in the second quarter of 1999; and (5) $674.4 million in the fourth quarter of 1999.

                               RECENT DEVELOPMENTS

     The following is a summary of recent developments affecting FFCA:

RATINGS UPGRADE

* APRIL 2000: Moody's Investors Service upgraded the senior unsecured debt rating of FFCA to Baa2 from Baa3. According to Moody's, the rating upgrade was based on FFCA's strong underwriting and leadership in finance for restaurant properties, the further diversification of FFCA's funding sources through the loan sale facility with Washington Mutual and FFCA's controlled expansion beyond the chain restaurant property industry into convenience/gas stores and automotive parts and services outlets.

LONG-TERM FUNDING SOURCE ESTABLISHED

* DECEMBER 1999: FFCA and Washington Mutual entered into a three-year loan sale agreement. Under this arrangement, Washington Mutual purchases loans originated by FFCA and FFCA continues to service the loans.

ACQUISITIONS AND FINANCINGS

* SEPTEMBER 2000: FFCA provided $99 million of mortgage financing to Shoney's, Inc. for 142 restaurant locations across the United States.

* JULY 2000: FFCA provided $142.6 million of mortgage financing for 65 Cracker Barrel restaurant locations across the United States, operated by affiliates of CBRL Group, Inc.

* JUNE 2000: FFCA provided $14.8 million of mortgage financing for five restaurant locations across the United States, operated by an affiliate of Chart House Enterprises, Inc. FFCA also provided $19.7 million of mortgage and equipment financing to an affiliate of E-Z Serve Convenience Stores, Inc. for 26 convenience store locations in Georgia and Florida.

* APRIL 2000: FFCA provided $20.9 million of mortgage and equipment financing to an affiliate of E-Z Serve Convenience Stores, Inc. for 17 Chevron Food Mart locations in Alabama and Mississippi. FFCA also provided $39.7 million of mortgage and equipment financing to affiliates of Uni-Marts, Inc. for 36 convenience store locations in Pennsylvania.

* FEBRUARY 2000: FFCA provided $17.5 million of mortgage financing to OSI Group, Inc. for 22 Exxon locations in West Virginia.

DEBT OFFERINGS AND SECURITIZATIONS

* JUNE 2000: FFCA issued $15 million in unsecured notes due in 2010, bearing interest at 8.905%. FFCA used the note proceeds to pay down its revolving line of credit.

* JANUARY 2000: FFCA issued $50 million in unsecured notes due in 2002, bearing interest at 8.43% and $50 million in unsecured notes due in 2004 bearing interest at 8.68%. FFCA used the proceeds of the notes to pay down its revolving line of credit.

* NOVEMBER 1999: FFCA priced and sold approximately $607 million of secured franchise loan asset-backed securities. FFCA received proceeds from the sale of securities, net of expenses, of approximately $651 million.

OTHER DEVELOPMENT

* AUGUST 2000: Citgo Petroleum Corporation, a gasoline refining and marketing company, named FFCA as its preferred financing partner. The designation has positioned FFCA as a preferred provider of a variety of financial products and services to Citgo's independent marketers and operators in 43 states.

                                  THE OFFERING

Notes Offered ...........     FFCA is offering a total of $100 million of%
                              senior notes.

Issue Price .............     FFCA is offering the notes for $1,000 per note
                              purchased.

Maturity ................     The notes will mature on       , 20  .

Interest ................     FFCA will pay interest on the notes at an annual
                              rate of    %. FFCA will pay the interest due on
                              the notes every six months on        and        .
                              FFCA will make the first payment on        20__.

Certain Covenants .......     FFCA will issue the notes under an indenture with
                              Wells Fargo Bank, National Association, as trustee. The indenture will restrict FFCA's ability, and the ability of FFCA's subsidiaries, to:

                              *    incur debt;
                              * secure debt with FFCA's assets or those of FFCA's subsidiaries; and
                              *    sell specified
                                   assets or merge with other companies.

Ranking of the Notes ....     The notes represent senior unsecured debt of FFCA:

                              *    The notes will rank equally with all of
                                   FFCA's current and future debt that does not expressly provide that it ranks junior to senior unsecured debt of FFCA. On June 30, 2000, on a "pro forma" basis after giving effect to the offering and the application of the net proceeds, FFCA would have had $733.8 million of senior unsecured debt outstanding.

                              * The notes will rank ahead of all of FFCA's current and future debt that expressly provides that it is subordinated to senior unsecured debt of FFCA. On June 30, 2000, on a "pro forma" basis after giving effect to the offering and the application of the net proceeds, FFCA would not have had any of this type of debt outstanding.

                              * The notes will rank behind any of FFCA's mortgage and other secured indebtedness and behind debt and other liabilities of FFCA's subsidiaries. On June 30, 2000, on a "pro forma" basis after giving effect to the offering and the application of the net proceeds, FFCA would not have had any of this type of debt outstanding.

Optional Redemption .....     FFCA may redeem some or all of the notes at any
                              time at the redemption prices described in the section "Description of the Notes" under the heading "Optional Redemption," plus any interest that is due and unpaid on the date FFCA redeems the notes.

Use of Proceeds .........     FFCA will use the net proceeds of the notes to
                              reduce amounts outstanding under FFCA's unsecured revolving credit facility with Bank of America, N.A.

                          SUMMARY FINANCIAL INFORMATION

     FFCA derived the historical financial information shown below from FFCA's audited financial statements for 1997 through 1999 and unaudited financial statements for the six months ended June 30, 1999 and June 30, 2000. The information is only a summary and you should read it together with FFCA's historical financial statements and related notes contained in the annual and quarterly reports and other information FFCA has filed with the Securities and Exchange Commission, which is incorporated into the accompanying prospectus, as well as the financial information included in this prospectus supplement.

                                                       Six Months Ended                      Year Ended
                                                           June 30,                          December 31,
                                                   -----------------------     ---------------------------------------
                                                      2000          1999          1999           1998          1997
                                                   ---------     ---------     ----------     ---------     ----------
                                                              (Dollars in thousands, except per share data)
Statement of Income Data:
 Revenues:
   Rental ......................................   $  80,760     $  73,009     $  151,193     $ 121,490     $  101,292
   Mortgage loan interest ......................      11,219        12,942         28,769        26,118         10,987
   Investment income and other .................      23,719        15,780         38,513        21,960         22,709
                                                   ---------     ---------     ----------     ---------     ----------
    Total Revenues .............................     115,698       101,731        218,475       169,568        134,988
                                                   ---------     ---------     ----------     ---------     ----------
 Expenses:
   Depreciation and amortization ...............      17,339        14,883         30,923        24,518         20,784
   Operating, general and
    administrative .............................      11,674         6,602         20,612        14,244         11,106
   Property costs ..............................       1,035           947          1,884         1,778          1,641
   Interest ....................................      30,870        27,229         57,312        43,846         35,750
                                                   ---------     ---------     ----------     ---------     ----------
    Total Expenses .............................      60,918        49,661        110,731        84,386         69,281
                                                   ---------     ---------     ----------     ---------     ----------
 Income before gain on sale of property
   and other costs .............................      54,780        52,070        107,744        85,182         65,707
 Gain on sale of property, net .................      11,588         9,847         40,983        10,535          5,471
 Other, net ....................................       2,485           --             --            --           1,719
                                                   ---------     ---------     ----------     ---------     ----------
 Net Income ....................................   $  68,853     $  61,917     $  148,727     $  95,717     $   72,897
                                                   =========     =========     ==========     =========     ==========
 Basic earnings per share ......................   $    1.22     $    1.13     $     2.69     $    2.01     $     1.78
                                                   =========     =========     ==========     =========     ==========
 Diluted earnings per share ....................   $    1.22     $    1.13     $     2.68     $    2.00     $     1.76
                                                   =========     =========     ==========     =========     ==========
Other Data:
 EBITDA(1) .....................................   $ 117,724     $ 104,029     $  236,962     $ 164,081     $  129,431
 FFO(2) ........................................      78,889        68,068        145,137       111,974         87,559
 FFO per share, assuming dilution(2) ...........        1.40          1.24           2.61          2.34           2.12
 Ratio of earnings to fixed charges(3) .........        3.20 x        3.23 x         3.55 x        3.17 x         3.04 x
 Ratio of EBITDA to interest
   expense(1) ..................................        3.81 x        3.82 x         4.13 x        3.74 x         3.62 x
 Number of properties owned ....................       2,278         2,055          2,264         1,933          1,477

                                (Footnotes for table are presented on next page)

                                                   As of June 30,                As of December 31,
                                              -----------------------   ------------------------------------
                                                 2000         1999         1999         1998         1997
                                              ----------   ----------   ----------   ----------   ----------
                                                                  (Dollars in thousands)
Selected Balance Sheet Data:
 Real estate before accumulated
   depreciation ............................  $1,489,708   $1,369,948   $1,474,758   $1,274,600   $  951,305
 Mortgage loans held for sale ..............     112,097      277,878      139,703      163,172      251,622
 Mortgage loans receivable .................      53,630       54,283       57,996       43,343       35,184
 Real estate investment securities .........     191,634      143,563      185,252      113,692       55,185
 Total assets ..............................   1,702,346    1,720,801    1,710,796    1,460,429    1,179,198
 Total debt ................................     732,704      802,513      748,359      696,668      619,860
 Total shareholders' equity ................     917,567      870,324      903,632      716,434      522,996

----------
(1) EBITDA represents net income before interest expense, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by GAAP and you should not consider it as an alternative to cash flow as a measure of liquidity or as an alternative to net income as an indicator of operating performance. EBITDA is included in this prospectus supplement because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt. EBITDA as calculated by FFCA may not be comparable to calculations as presented by other companies, even in the same industry.
(2) As defined by the National Association of Real Estate Investment Trusts ("NAREIT"), Funds from Operations, or FFO, represents net income determined in accordance with generally accepted accounting principles, excluding gains (or losses) from debt restructuring and sale of property, plus depreciation of chain store property. Beginning in 2000, FFCA's ongoing business includes the origination and sale of mortgage loans through its subsidiary. FFCA Funding Corporation; therefore, the cash gains or losses on the sale of these mortgage loans are included in FFCA's FFO. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and should not be considered as an alternative to net income as an indication of FFCA's performance or to cash flow as a measure of liquidity. FFO presented herein is not necessarily comparable to FFO presented by other real estate companies due to the fact that not all real estate companies use the same definition.
(3) For the purpose of computing such ratios, "earnings" represents net income plus fixed charges. "Fixed charges" represents interest expense, which includes amortization of debt issuance costs.

                                  RISK FACTORS

     This prospectus supplement and the accompanying prospectus include "forward looking statements" within the meaning of Section 27A of the Securities Act and
Section 21E of the Exchange Act including in particular the statements about FFCA's plans, strategies and prospects under the headings "Prospectus Supplement Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties." Although FFCA believes that its plans, intentions and expectations reflected in or suggested by the forward-looking statements are reasonable, FFCA can give no assurance that these plans, intentions or expectations will be achieved. FFCA has included important factors that could cause actual results to differ materially from the forward looking statements below and elsewhere in this prospectus supplement and the accompanying prospectus, including under the headings "Business -- Factors Affecting Future Operating Results" and "-- Regulation" in its Annual Report on Form 10-K for the year ended December 31, 1999 incorporated by reference in the accompanying prospectus. FFCA qualifies these forward-looking statements by the cautionary statements below.

     You should consider the following risks in deciding whether to purchase the notes:

DEBT FINANCING RISKS

     FFCA is subject to the risks associated with debt financing, including the risk that the cash provided by FFCA's operating activities will be insufficient to meet required payments of principal and interest and the risk that FFCA will not be able to repay or refinance existing indebtedness or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If FFCA is unable to refinance its indebtedness on acceptable terms, it might be forced to dispose of properties on disadvantageous terms, which might result in losses.

TRADING MARKET FOR THE NOTES

     Prior to the offering, there has been no public market for the notes. The underwriters have advised FFCA that they intend to make a market in the notes; however, the underwriters are not obligated to do so. The underwriters may discontinue any market-making at any time, and there is no assurance that an active public market for the notes will develop or, if it develops, that it will continue. Further, declines and volatility in the market for securities generally, as well as changes in FFCA's financial performance or prospects, may adversely affect the liquidity of, and trading market for, the notes.

DEPENDENCE ON THE SUCCESS OF THE CONCEPTS AND FACILITIES FINANCED BY FFCA

     FFCA invests primarily in chain restaurant properties, convenience stores and automotive services and parts retail facilities. Investments in these properties are subject to various risks, including decreases in demand for products, increased labor costs, (including increases in the minimum wage or statutorily-mandated benefits), changes in tax laws or environmental regulations, increases in the number of, and the physical condition of, competing properties offering similar products and dependence on operators for the profitable operation of the properties.

     Some of the risks the chain restaurant industry is subject to include changes in consumer demand or food preferences, and contaminated food products. Some of the risks applicable to the convenience store industry are competition from new retail facilities offering similar products in the immediate vicinity of each particular store, pending changes in legislation concerning the sale of tobacco products, and, to the extent applicable, gasoline margin volatility and the availability of gasoline supplies. Some of the risks of the automotive services and parts industry are technological changes in the production and maintenance of automobiles and changes in consumer preferences in transportation options. FFCA's success is dependent on the success of these industries in general and the specific chains and retail facilities which FFCA finances.

     The ability of the operators to pay their obligations to FFCA in a timely manner depends on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of any operator, may adversely affect the economic viability of the chain store facility, including:

* national, regional and local economic conditions, which may be adversely affected by industry slowdowns, company relocations, prevailing employment conditions and levels of employment and other factors;
* local real estate conditions, like competition from facilities having businesses similar to the chain store facility;
*    changes or weaknesses in specific industry segments;
* perceptions by prospective customers of the safety, convenience, services and attractiveness of the chain store facility and of the related concept;
*    changes in demographics, consumer tastes and traffic patterns;
*    the ability to obtain and retain capable management;
* retroactive changes to building codes, similar ordinances and other legal requirements; and
*    increases in operating expenses.

     In the second quarter of 2000, Quincy's Restaurants, Inc. failed to make two monthly payments and FFCA terminated the master lease relating to 96 of the properties. FFCA took a deed instead of foreclosing on the remaining 16 properties, which together contributed 4% to FFCA's first quarter 2000 revenues. FFCA subsequently leased 97 of the properties to a third party under a lease that expires September 30, 2000. FFCA is currently negotiating a long-term lease of the properties; however, there can be no assurance that FFCA will be able to successfully lease the properties.

OPERATOR, CONCEPT AND GEOGRAPHIC CONCENTRATION

     For the six months ended June 30, 2000;

*    24% of FFCA's revenues were generated by FFCA's top five clients;
* 13% of FFCA's revenues were generated by operators of Burger King restaurant facilities; and
* 35% of FFCA's revenues were generated by properties located in five states--Florida, Texas, Georgia, Ohio and California.

     FFCA may face additional operator concentration risk in the future because the industries that FFCA finances have been consolidating and FFCA typically finances the larger operators seeking to consolidate these industries. For the six months ended June 30, 2000, 7.7% of FFCA's revenues came from RTM, Inc. and its affiliates (a portion of which is guaranteed by Arby's, Inc. and Triarc Companies, Inc.). RTM is the largest franchisee of Arby's restaurants and the owner and franchisor of the Mrs. Winner's and Lee's Famous Recipe concepts. Thus, RTM as an operator, Burger King as a concept, and properties located in the states of Florida, Texas, Georgia, Ohio and California, will continue to have a meaningful impact on FFCA's revenues.

DEPENDENCE ON FRANCHISORS AND OTHERS

     Each of the chain store facilities in which FFCA has an investment is operating as part of a chain of restaurants, convenience stores or automotive services and parts stores. The management practices of the franchisors of the chains, a lack of support by such franchisors, franchisee organizations or third parties, or the bankruptcy or business discontinuation of any franchisor, franchisee organization or third party, may adversely affect the operating results of the related chain store facilities. Likewise, the management practices or a lack of support with respect to the concepts owned by the related operators also may adversely affect the results of operations at the chain store facilities of these operators, which could have an adverse effect on an operator's ability to make payments to FFCA under a lease or loan.

RELIANCE UPON LOAN SALE AGREEMENT WITH WASHINGTON MUTUAL

     FFCA's loan sale agreement with Washington Mutual has a three-year term. There is no obligation for Washington Mutual to renew the arrangement upon the expiration of that term.

Moreover, the agreement with Washington Mutual does not obligate Washington Mutual to purchase loans from FFCA. Washington Mutual may elect not to purchase loans from FFCA because of concentration issues, underwriting criteria, or for other reasons. Additionally, because Washington Mutual is a regulated lending institution, its ability to continue to purchase loans from FFCA may be subject to changes in regulations affecting these institutions.

SECURITIZATION RISKS AND CHANGING MARKET CONDITIONS

     Several factors affect FFCA's ability to complete securitizations of its loans, including conditions in the securities markets generally, conditions in the asset-backed securities markets specifically, the credit quality of FFCA's loans, compliance of FFCA's loans with the eligibility requirements established by the securitization documents and the absence of any material downgrading or withdrawal of ratings given to certificates issued in FFCA's previous securitizations. Volatility in the credit markets may impair FFCA's ability to successfully securitize its loans in the future.

     FFCA has a $600 million loan sale facility with Morgan Stanley. To the extent FFCA sells loans through the Morgan Stanley loan sale facility or in connection with a direct securitization, the sales are generally without recourse to FFCA, except with respect to breaches of representations and warranties contained in the applicable loan sale agreement. With respect to any breaches, FFCA will be required to: (1) cure the breach, (2) replace the loan in question with a loan that conforms to the representations and warranties, or (3) repurchase the loan. In addition, under the Morgan Stanley loan sale facility, FFCA may be required in some circumstances to make payments to Morgan Stanley of up to 10% of the total consideration received by FFCA for the sale of the loans to the trust.

     FFCA also owns subordinated interests in the loans it securitizes. These interests are in a "first loss" position relative to the more senior securities sold to third parties, and accordingly carry a greater risk as it relates to the nonpayment of the loans. At June 30, 2000, FFCA had approximately $192 million invested in these subordinated interests, which represented less than 12% of FFCA's total assets. The value of the subordinated interests, excluding those classified as held-to-maturity securities, is marked to market each calendar quarter with material changes in value impacting FFCA's financial statements. Although no material changes have occurred to date, FFCA may, in the future, recognize material changes that would result in a reduction in their value on FFCA's financial statements. These reductions could negatively impact FFCA's net income, stockholders' equity and total assets in the future.

ENVIRONMENTAL MATTERS

     The properties FFCA invests in are subject to requirements and potential liabilities under environmental laws and regulations. For example, some environmental laws impose liability upon property owners or operators for the presence of hazardous substances on their property regardless of whether the owner was responsible for the release of these substances. In addition, a property owner or operator may be subject to common law claims by third parties for personal injury based on exposure to hazardous substances or for property damage based on environmental contamination emanating from a property. The costs of any required remediation or removal of these substances may be substantial and the owner's or operator's liability as to any property is generally not limited under these laws and regulations and could significantly exceed the value of the property or the aggregate assets of the owner.

     Under some environmental laws, like the federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, a lender may become liable, as an "owner" or "operator", for the costs of responding to a release or threat of a release of hazardous substances on or from a borrower's property, regardless of whether a previous owner or operator caused the environmental damage. Although the Asset Conservation, Lender Liability and Deposit Insurance Protection Act of 1996, offers limited protection to lenders from CERCLA liability, a lender may lose the protection if agents or employees of the lender are deemed to have exercised decision-making control over the borrower's environmental compliance or hazardous substance handling and disposal practices or to have assumed day-to-day management of the operational functions of the site.

     Under the Resource Conservation and Recovery Act, the Environmental Protection Agency established a comprehensive regulatory program for the detection, prevention and cleanup of leaking underground storage tanks UST. Expanded regulations enacted by the EPA, which became generally effective in 1998, established requirements for:

     *    installing UST systems;
     *    upgrading UST systems;
     *    taking corrective action in response to releases;
     *    closing UST systems;
     *    keeping appropriate records; and
     * maintaining evidence of financial responsibility for taking corrective action and compensating third parties for bodily injury and property damage resulting from releases.

These regulations permit states to develop, administer and enforce their own regulatory programs, incorporating requirements that are at least as stringent as the federal standards. States with programs approved by the EPA may assume primary responsibility for enforcing the national requirements.

     Various federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials, or ACMs, when the ACMs are in poor condition or during renovation or demolition of a building. These laws, as well as common law standards, may impose liability for releases of ACMs and may permit third parties to seek recovery from owners or operators of real properties for personal injuries associated with the releases. Losses arising from the presence of ACMs are not covered by FFCA's environmental insurance policies.

     The environmental due diligence that FFCA performs on a property may not have identified or reasonably quantified all environmental conditions. FFCA did not perform environmental audits on most of the properties acquired from its predecessors. In addition, the environmental condition of a property could in the future be affected by actions or omissions by borrowers under FFCA's mortgage loans or by third parties unrelated to the borrowers. While FFCA has purchased environmental insurance for many of the properties it has financed or acquired, and for all of those that have USTs or those that are selling gasoline or other petroleum products, there can be no assurance that the environmental insurance policies will provide sufficient coverage in the event of environmental liability at a property, or that applicable deductibles, per loss limitations and aggregate coverages or exclusions from coverage may not contribute to a loss to investors or that the environmental insurer will pay amounts due under the environmental insurance policies. For more detailed information on FFCA's environmental insurance policies and environmental regulations see "BUSINESS AND PROPERTIES--Regulations."

HEDGING TRANSACTIONS

     FFCA invests in derivative financial instruments for the sole purpose of providing protection against fluctuations in interest rates. From the time FFCA's fixed-rate mortgage loans are originated until the time they are sold through a securitization transaction, the company hedges against fluctuations in interest rates through the use of derivative financial instruments. At June 30, 2000, FFCA had outstanding interest rate swap contracts aggregating $38 million in notional amount. FFCA intends to terminate these contracts upon securitization of the related fixed-rate mortgage loans. Based on prevailing interest rates, FFCA would have paid approximately $314,000 if it had terminated the swap contracts at June 30, 2000.

REIT TAX STATUS

     FFCA has elected to be taxed as a REIT under the Internal Revenue Code of 1986, which entitles FFCA to a deduction for dividends paid to its shareholders when calculating its taxable income. Although FFCA intends to operate so that it will continue to qualify as a REIT, the complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in FFCA's circumstances preclude any assurance that FFCA will qualify as a REIT in any given year. FFCA's failure to maintain its REIT status would have a material adverse effect on FFCA. Income tax treatment of REITs may be modified, prospectively or retroactively, by legislative, judicial or administrative action at any time which, in addition to the direct effects the changes might have, could also affect the ability of FFCA to realize its investment objectives.

                                 USE OF PROCEEDS

     FFCA will use the net proceeds, after expenses, from this offering of the % Senior Notes due 20 , estimated to be approximately $98,875,000, to reduce amounts outstanding under FFCA's $350 million unsecured revolving credit facility with Bank of America. As of August 31, 2000, the amount outstanding under the credit facility was $157 million. Interest under the credit facility is due in periodic installments at a rate equal to the 30-day London Interbank Offered Rate, or LIBOR, plus 100 basis points. The credit facility expires in December 2000. FFCA is currently in the process of negotiating the renewal of its revolving loan facility.

                                 CAPITALIZATION

    The following table shows the capitalization of FFCA as of June 30, 2000 and the adjusted capitalization of FFCA as of that date after giving effect to the issuance and sale of the notes offered in this prospectus and the application of the net proceeds from the offering. This information should be read together with the information under "Prospectus Supplement Summary," "Selected Financial Data" and FFCA's consolidated financial statements and related notes incorporated by reference into the accompanying prospectus.

                                                        As of June 30, 2000
                                                    ---------------------------
                                                    Historical       As Adjusted
                                                    ----------       ----------
                                                      (Dollars in thousands)
    % Senior Notes due 20 ......................    $      --        $  100,000
Notes Payable ..................................       617,704          617,704
Credit Agreement(1) ............................       115,000           16,125
                                                    ----------       ----------
   Total Debt ..................................       732,704          733,829
                                                    ----------       ----------
Shareholders' Equity:
 Preferred stock, par value $.01 per share,
   10 million shares authorized, none issued
   or outstanding ..............................            --               --
 Common stock, par value $.01 per share,
   authorized 200 million shares, issued
   and outstanding 56,427,416 shares ...........           564              564
 Capital in excess of par value ................       933,450          933,450
 Accumulated other comprehensive loss ..........        (1,150)          (1,150)
 Cumulative net income .........................       515,403          515,403
 Cumulative dividends ..........................      (530,700)        (530,700)
                                                    ----------       ----------
   Total Shareholders' Equity ..................       917,567          917,567
                                                    ----------       ----------
   Total Capitalization ........................    $1,650,271       $1,651,396
                                                    ==========       ==========

----------
(1) As of August 31, 2000, the amount outstanding under the Credit Agreement was $157 million.

                             SELECTED FINANCIAL DATA

     FFCA derived the historical financial information below from its audited financial statements for 1995 through 1999 and unaudited financial statements for the six months ended June 30, 1999 and June 30, 2000. The information below is only a summary and you should read it together with FFCA's historical financial statements and related notes contained in the annual and quarterly reports and other information FFCA has filed with the Securities and Exchange Commission, as well "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                      Six Months Ended June 30,
                                                      -------------------------
                                                         2000          1999
                                                      ----------    -----------
                                                        (Dollars in thousands,
                                                        except per share data)
Statement of Income Data:
 Revenues:
  Rental ...........................................  $   80,760    $    73,009
  Mortgage loan interest ...........................      11,219         12,942
  Investment income and other ......................      23,719         15,780
  Interest (related party) .........................         --             --
                                                      ----------    -----------
  Total Revenues ...................................     115,698        101,731
                                                      ----------    -----------
 Expenses:
  Depreciation and amortization ....................      17,339         14,883
  Operating, general and administrative ............      11,674          6,602
  Property costs ...................................       1,035            947
  Interest .........................................      30,543         26,721
  Interest (related party) .........................         327            508
                                                      ----------    -----------
   Total Expenses ..................................      60,918         49,661
                                                      ----------    -----------
 Income before gain on sale of property
  and other costs ..................................      54,780         52,070
 Unrealized gain on real estate
  investment securities ............................       3,147            --
 Gain on sale of property, net .....................      11,588          9,847
 Equity in net income (loss) of affiliate ..........         --             --
 Extraordinary item-loss on early
  extinguishment of debt ...........................         --             --
 Income tax expense ................................         662            --
                                                      ----------    -----------
 Net Income ........................................  $   68,853    $    61,917
                                                      ==========    ===========
 Basic earnings per share ..........................  $     1.22    $      1.13
                                                      ==========    ===========
 Diluted earnings per share ........................  $     1.22    $      1.13
                                                      ==========    ===========
Other Data:
 EBITDA(1) .........................................  $  117,724    $   104,029
 FFO(2) ............................................      78,889         68,068
 FFO per share, assuming dilution(2) ...............        1.40           1.24
 Cash flows from operating activities ..............      65,363         63,125
 Cash flows from investing activities ..............      11,493       (249,296)
 Cash flows from financing activities ..............     (71,720)       200,236
 Ratio of earnings to fixed charges(3) .............        3.20x          3.23x
 Ratio of EBITDA to interest expense(1) ............        3.81x          3.82x
 Number of properties owned ........................       2,278          2,055
 Number of properties represented
  by interests in securities .......................       2,862          1,796


                                                                         Year Ended December 31,
                                                 --------------------------------------------------------------------
                                                     1999           1998          1997          1996          1995
                                                 -----------    -----------   -----------   -----------   -----------
                                                             (Dollars in thousands, except per share data)
Statement of Income Data:
 Revenues:
  Rental ......................................  $   151,193    $   121,490   $   101,292   $    95,612   $    86,182
  Mortgage loan interest ......................       28,769         26,118        10,987        15,738        14,118
  Investment income and other .................       38,513         21,960        13,672         6,955         2,283
  Interest (related party) ....................           --             --         9,037         2,861            --
                                                 -----------    -----------   -----------   -----------   -----------
  Total Revenues ..............................      218,475        169,568       134,988       121,166       102,583
                                                 -----------    -----------   -----------   -----------   -----------
 Expenses:
  Depreciation and amortization ...............       30,923         24,518        20,784        20,654        21,201
  Operating, general and administrative .......       20,612         14,244        11,106        11,488        10,283
  Property costs ..............................        1,884          1,778         1,641         2,041         2,046
  Interest ....................................       56,297         42,846        34,764        25,974        15,276
  Interest (related party) ....................        1,015          1,000           986           973           961
                                                 -----------    -----------   -----------   -----------   -----------
   Total Expenses .............................      110,731         84,386        69,281        61,130        49,767
                                                 -----------    -----------   -----------   -----------   -----------
 Income before gain on sale of property
  and other costs .............................      107,744         85,182        65,707        60,036        52,816
 Unrealized gain on real estate
  investment securities .......................           --             --            --            --            --
 Gain on sale of property, net ................       40,983         10,535         5,471         9,899           977
 Equity in net income (loss) of affiliate .....           --             --         1,719        (1,396)           --
 Extraordinary item-loss on early
  extinguishment of debt ......................           --             --            --            --        (2,464)
 Income tax expense ...........................           --             --            --            --            --
                                                 -----------    -----------   -----------   -----------   -----------
 Net Income ...................................  $   148,727    $    95,717   $    72,897   $    68,539   $    51,329
                                                 ===========    ===========   ===========   ===========   ===========
 Basic earnings per share .....................  $      2.69    $      2.01   $      1.78   $      1.70   $      1.28
                                                 ===========    ===========   ===========   ===========   ===========
 Diluted earnings per share ...................  $      2.68    $      2.00   $      1.76   $      1.69   $      1.27
                                                 ===========    ===========   ===========   ===========   ===========
Other Data:
 EBITDA(1) ....................................  $   236,962    $   164,081   $   129,431   $   116,140   $    88,767
 FFO(2) .......................................      145,137        111,974        87,559        79,492        73,539
 FFO per share, assuming dilution(2) ..........         2.61           2.34          2.12          1.96          1.83
 Cash flows from operating activities .........      145,940        112,300        83,129        85,949        78,621
 Cash flows from investing activities .........     (238,996)      (293,984)     (204,326)     (148,629)     (259,715)
 Cash flows from financing activities .........       93,932        178,435       116,977        71,963       171,066
 Ratio of earnings to fixed charges(3) ........         3.55x          3.17x         3.04x         3.54x         4.16x
 Ratio of EBITDA to interest expense(1) .......         4.13x          3.74x         3.62x         4.31x         5.47x
 Number of properties owned ...................        2,264          1,933         1,477         1,371         1,261
 Number of properties represented
  by interests in securities ..................        2,888          1,483           626           243            --

                                  (Footnotes for table are located on next page)

                                             As of June 30,                           Year Ended December 31,
                                        -----------------------   --------------------------------------------------------------
                                           2000         1999         1999         1998         1997         1996         1995
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
Selected Balance Sheet Data:
 Real estate before accumulated
  depreciation ......................   $1,489,708   $1,369,948   $1,474,758   $1,274,600   $  951,305   $  868,215   $  794,580
 Mortgage loans held for sale .......      112,097      277,878      139,703      163,172      251,622           --           --
 Mortgage loans receivable ..........       53,630       54,283       57,996       43,343       35,184       57,808      199,486
 Real estate investment securities ..      191,634      143,563      185,252      113,692       55,185       29,733           --
 Total assets .......................    1,702,346    1,720,801    1,710,796    1,460,429    1,179,198      988,776      843,504
 Total debt .........................      732,704      802,513      748,359      696,668      619,860      457,956      317,202
 Total shareholders' equity .........      917,567      870,324      903,632      716,434      522,996      495,370      493,817

----------
(1) EBITDA represents net income before interest expense, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by GAAP and investors should not consider it as an alternative to cash flow as a measure of liquidity or as an alternative to net income as an indicator of operating performance. EBITDA is included in this prospectus supplement because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt. EBITDA as calculated by FFCA may not be comparable to calculations as presented by other companies, even in the same industry.
(2) As defined by the National Association of Real Estate Investment Trusts ("NAREIT"), Funds from Operations, or FFO, represents net income determined in accordance with generally accepted accounting principles, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation of chain store property. Beginning in 2000, FFCA's ongoing business includes the origination and sale of mortgage loans through its subsidiary. FFCA Funding Corporation; therefore, the cash gains or losses on the sale of these mortgage loans are included in FFCA's FFO. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and should not be considered as an alternative to net income as an indication of FFCA's performance or to cash flow as a measure of liquidity. FFO presented herein is not necessarily comparable to FFO presented by other real estate companies due to the fact that not all real estate companies use the same definition.
(3) For the purpose of computing such ratios, "earnings" represents net income plus fixed charges and REIT formation transaction costs. "Fixed charges" represents interest expense, which includes amortization of debt issuance costs.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     FFCA is a self-administered REIT which provides real estate financing to multi-unit operators of chain restaurants, convenience stores and automotive services and parts outlets. FFCA offers financing through various products including mortgage loans, equipment loans, construction financing and long-term real estate leases. At June 30, 2000, FFCA's servicing portfolio represented approximately 5,600 properties, including chain store mortgage loans serviced for others. FFCA had interests in 5,308 properties representing nearly $1.9 billion in gross investments in chain store properties located throughout the United States and in Canada, although investments in Canada are not significant. In addition to this geographic diversification, more than 490 different operators in approximately 160 retail chains comprise the portfolio. FFCA's investment portfolio included 2,446 chain store properties represented by investments in real estate mortgage loans and properties subject to leases and 2,862 properties represented by securitized mortgage loans in which FFCA holds a residual interest.

     FFCA entered into a three-year loan sale agreement beginning in January 2000 with Washington Mutual Bank, FA, where Washington Mutual agreed to purchase loans that FFCA originates and services. This alliance with the nation's eighth largest financial services company to be its exclusive provider of chain store loans represents a significant source of new capital. FFCA expects that this will reduce its reliance on debt and shareholder equity as sources of capital to fund its continued growth. Under the loan sale agreement, Washington Mutual will purchase mortgage loans from FFCA at the time the loans are originated; however, because Washington Mutual wishes to limit its concentration of individual borrowers to a specific dollar amount, Washington Mutual does not purchase every loan that FFCA originates. Therefore, while FFCA may no longer have to rely on accumulating large amounts of mortgage loans, using its bank lines of credit to carry the loans, for sale through securitization transactions, it may continue to securitize loans in some cases. In connection with the loan sale agreement, a warrant was issued to Washington Mutual to purchase 2 million shares of FFCA common stock at a price of $25.47 per share. The warrant expires in December 2009, or earlier, in accordance with the terms of the warrant agreement.

     On January 4, 2000, FFCA established a nonqualified REIT subsidiary, FFCA Funding Corporation, or "Funding Corp.," to enhance FFCA's access to the capital markets. Funding Corp., a taxable corporation, will originate mortgage loans for sale to Washington Mutual. FFCA will then service the mortgage loans. FFCA transferred, among other things, its future mortgage loan origination business, including a transfer of certain employees and an assignment of the Washington Mutual loan sale agreement, to Funding Corp. in exchange for 10 shares of newly-issued, nonvoting preferred stock. The preferred stock, which represents all of the issued and outstanding stock of its class, entitles FFCA to 99% of any dividends declared by Funding Corp. Certain executive officers of FFCA own all of the outstanding voting common stock of Funding Corp. In connection with the start up of this new company, FFCA advanced $5 million to Funding Corp. under a one-year note agreement, with interest due monthly and principal due at maturity.

LIQUIDITY AND CAPITAL RESOURCES

     During the second quarter of 2000, FFCA and its subsidiary, Funding Corp., originated $169 million in new real estate financings ($41 million in chain restaurant properties, $113 million in convenience stores and $15 million in automotive services and parts stores). Over 90% of the new financings during the second quarter of the year 2000 were mortgage loans and notes ($157 million) and the balance were properties subject to operating leases ($12 million). During the quarter, $150 million in loans were sold to Washington Mutual under the loan sale agreement that became effective in January 2000, resulting in gains totaling $5 million, net of the estimated liability for obligations under a limited loan loss provision. It is anticipated that a large percentage of the loans originated during the remainder of the year will be sold under this loan sale agreement instead of being held in FFCA's portfolio pending sale through a securitization transaction. This strategy will have the effect of reducing the

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rate of growth in FFCA's mortgage interest income (since the loans are sold on the same day as they are originated, they generate no interest income for FFCA) and increasing net income through the recognition of cash gains on the sale of the loans. Due to the unpredictable timing of the sale of loans, the recognition of gains is expected to increase the volatility of FFCA's earnings on a quarter-to-quarter basis.

     Under the Washington Mutual loan sale agreement, Funding Corp. originates loans and simultaneously sells them to Washington Mutual; therefore, Washington Mutual effectively funds the loans at origination. Accordingly, Funding Corp. does not require significant liquidity or access to capital to originate loans. FFCA's other investment activities are funded initially by draws on its revolving credit facilities and cash generated from operations. At June 30, 2000, FFCA had $235 million available on its $350 million bank revolving loan facility and $348 million available on its $600 million loan sale facility described below. The current bank revolving loan facility expires in December 2000 and FFCA expects to have completed negotiations on the renewal of its revolving loan facility by the end of the third quarter of 2000.

     FFCA has a $600 million loan sale facility with Morgan Stanley. This loan sale facility permits FFCA to sell loans on a regular basis to a trust for an agreed upon advance rate until the trust accumulates a sufficiently large pool of loans for sale through a larger securitization transaction. Generally, FFCA intends to use this loan facility in circumstances where Washington Mutual declines the loan or where the amount of a loan origination transaction exceeds the amount that Washington Mutual will purchase due to the limit on its concentration of loans to an individual borrower group. FFCA acts as servicer for the loans following the sale to the trust. During the quarter ended June 30, 2000, FFCA sold 119 loans with an aggregate principal balance of $74 million through the loan sale facility. Cash proceeds from the sale amounted to approximately 85% of the mortgage loan balance with the remaining sale proceeds represented by trust certificates. These retained subordinated investment securities, totaling approximately $14 million, were accounted for as the sale of mortgage loans and the purchase of trust certificates. The net cash proceeds approximated $63 million and were used to reduce amounts outstanding under FFCA's bank revolving loan facility. The subordinated investment securities held by FFCA are the last of the securities to be repaid from the loan pool, so that if any of the underlying mortgage loans default, these securities take the first loss. Any future credit losses in the securitized loan pool would be concentrated in these subordinated investment securities retained by FFCA; however, FFCA originates and services mortgage loans and has the infrastructure and resources to deal with potential defaults on the securitized portfolio (as it does with the mortgage loans it holds for investment). As of June 30, 2000, delinquent mortgage loans represent approximately 1% of the total securitized loan pool balance.

     While FFCA intends to originate mortgage loans through its subsidiary, Funding Corp., for sale to Washington Mutual, it may continue to securitize loans in some cases. Several factors affect FFCA's ability to complete securitizations of its loans, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, the credit quality of FFCA's loans, compliance of FFCA's loans with the eligibility requirements established by the securitization documents and the absence of any material downgrading or withdrawal of ratings given to certificates issued in FFCA's previous securitizations. Adverse changes in any of these factors could impair FFCA's ability to originate and sell loans on a favorable or timely basis. FFCA's inability to sell or securitize loans may adversely affect FFCA's financial performance and growth prospects. The credit markets have in recent years experienced volatility. Continued volatility may impair FFCA's ability to successfully securitize its loans in the future. In addition, unpredictability in the debt and equity markets may impact FFCA's cost of borrowings and ability to efficiently raise equity capital. Accordingly, the cost of raising debt or equity capital may be higher in the future, which could adversely impact FFCA's results of operations.

     During the quarter, FFCA accessed the debt markets by issuing medium term notes. On June 26, 2000, FFCA issued $15 million in unsecured notes due in 2010, bearing interest at 8.905%. The note proceeds were used to pay down FFCA's bank revolving line of credit. In April 2000, Moody's Investors Service upgraded the senior unsecured debt rating of FFCA to Baa2 from Baa3. According to Moody's, the rating upgrade was based on FFCA's strong underwriting and leadership in finance for restaurant properties, the further diversification of FFCA's funding sources through the loan sale facility with Washington Mutual and FFCA's controlled expansion beyond the chain restaurant property industry into convenience/gas stores and automotive parts and services outlets.

     Cash generated from operations provides distributions to the shareholders in the form of quarterly dividends. Operations during the six months ended June 30, 2000 provided net cash of $65 million as compared to $63 million for the six months ended June 30, 1999. FFCA also plans to use cash generated from operations during 2000 to reduce amounts outstanding on its bank revolving loan facility. FFCA intends to pay down its bank debt in order to provide flexibility for the payment of the senior notes, totaling $150 million, that mature in November. Depending on the debt markets, FFCA may issue new unsecured debt or may in the interim use its bank revolving loan facility to pay the senior notes until new debt or equity securities of FFCA are issued.

     FFCA has a dividend reinvestment plan that allows shareholders to acquire additional shares of FFCA stock by automatically reinvesting their quarterly dividends. As of June 30, 2000, shareholders owning approximately 6% of the outstanding shares of FFCA common stock participate in the dividend reinvestment plan and dividends reinvested during the quarter ended June 30, 2000 totaled approximately $1.8 million. FFCA declared a second quarter 2000 dividend of $0.53 per share, or $2.12 per share on an annualized basis, payable on August 18, 2000 to shareholders of record on August 10, 2000. Management anticipates that cash generated from operations will be sufficient to meet operating requirements and provide the level of shareholder dividends required to maintain FFCA's status as a REIT.

     On May 1, 2000, FFCA paid the principal due on a mortgage on its corporate headquarters building, payable to its affiliate in the amount of $8.5 million, together with accrued interest, and additional interest in the amount of $1.13 million as provided in the related loan agreement. In addition, FFCA entered into a contract with this affiliate to purchase a parcel of land (3.6 acres) for approximately $1.9 million. The land parcel is located adjacent to FFCA's current corporate headquarters site and may be used for the future expansion of FFCA's corporate headquarters.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     FFCA invests in certain financial instruments that are subject to various forms of market risk such as interest rate fluctuations, credit risk and prepayment risk. FFCA's primary exposure is the risk of loss that may result from the potential change in the value of its mortgage loans and investments held for sale as a result of changes in interest rates.

     For those fixed-rate mortgage loans originated by FFCA for sale through a securitization transaction, FFCA generally hedges against fluctuations in interest rates through the use of derivative financial instruments (primarily interest rate swap contracts) from the time the fixed-rate mortgage loans are originated until the time they are sold. FFCA intends to terminate these contracts upon securitization of the related fixed-rate mortgage loans and, at that time, both the gain or loss on the sale of the loans and the gain or loss on the termination of the interest rate swap contracts will be measured and recognized in the statement of operations. At June 30, 2000, FFCA had outstanding interest rate swap contracts aggregating $38 million in notional amount. Based on the level of interest rates prevailing, FFCA would have paid approximately $314,000 if it had terminated the swap contracts at June 30, 2000.

     FFCA estimates that a hypothetical one percentage point increase or decrease in long-term interest rates at June 30, 2000 would impact the financial instruments described above and result in a change to net income of approximately $170,000. This sensitivity analysis contains certain simplifying assumptions (for example, it does not consider the impact of prepayment risk or credit spread risk). Therefore, although it gives an indication of FFCA's exposure to interest rate changes at June 30, 2000, it is not intended to predict future results and FFCA's actual results will likely vary.

RESULTS OF OPERATIONS

     THREE AND SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO THE THREE AND SIX MONTHS ENDED JUNE 30, 1999. FFCA's operations for the second quarter of 2000 resulted in net income of $33.9 million ($.60 per share) as compared to net income of $36.5 million ($.65 per share) in 1999. Net income for the six months ended June 30, 2000, rose to $68.9 million ($1.22 per share) from $61.9 million ($1.13 per share) for the comparable period in 1999. Net income for the quarter was impacted by lower growth in rental revenue due to nonperformance of a master lease (discussed below) and increases in general and administrative expenses.

     Total revenues rose to $57 million during the quarter from $53 million in the comparable quarter of 1999 primarily due to the growth of FFCA's investment in securitized loan pools. Revenues for the six months ended June 30, 2000, showed a similar increase from the comparable period of the prior year and also increased due to the growth in FFCA's portfolio of properties subject to leases. In prior quarters, FFCA's primary source of revenue growth had been rental revenues generated by new investments in chain store properties; however, during 1999, FFCA made a strategic decision to focus on originating mortgage loan products rather than sale-leasebacks because of better shareholder returns. After consideration of various options, in December 1999, FFCA entered into a three-year loan sale agreement with Washington Mutual Bank whereby Washington Mutual agreed to purchase loans that FFCA originates and services. Under the loan sale agreement, Washington Mutual will purchase mortgage loans from FFCA at the time the loans are originated; however, there can be no assurance that Washington Mutual will purchase every loan that FFCA originates, therefore, FFCA may continue to securitize loans in some cases. Accordingly, growth in earnings of FFCA in the near future is anticipated to be primarily from gains on the sale of mortgage loans originated by FFCA and, to a lesser extent, from increases in real estate investment securities income.

     During the quarter ended June 30, 2000, rental revenue was negatively impacted by the nonperformance of certain properties owned by FFCA that were leased to Quincy's Restaurants, Inc. ("Quincy's"), a family restaurant chain. The chain leased 96 properties from FFCA under a master lease, and for the first quarter of 2000 contributed approximately 4% to FFCA's total revenues. Quincy's, with monthly lease and loan payments aggregating nearly $800,000, failed to make its April and May payments. FFCA terminated the master lease on May 31, 2000 and took a deed in lieu of foreclosure on 16 additional properties securing certain related loans. On June 8, 2000, FFCA signed an agreement with a new restaurant operator to lease and operate 97 of the properties and during the term of this new agreement, FFCA intends to negotiate a long-term lease arrangement with respect to these properties. Fifteen of the properties that were the subject of the deed in lieu of foreclosure remain vacant and will be remarketed for lease or sale.

     Certain of the leases and mortgages in FFCA's portfolio also provide for contingent revenues based on a percentage of the gross sales of the related chain store properties. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements, clarifying generally accepted accounting principles related to accounting for contingent rental revenues. This new accounting guidance requires companies to recognize contingent rentals as revenue when the change in the factor on which the contingent lease payment is based actually occurs. Recently, the SEC issued SAB 101B, deferring the implementation of SAB 101 until the fourth quarter of 2000 and, accordingly, FFCA has delayed its adoption of SAB 101 until that time. Currently, FFCA recognizes estimated contingent revenues ratably throughout the year when it is probable that a property will exceed the sales threshold where percentage rental revenues are due, with verification of the actual amount of percentage revenues due received from the operator at various times during the year, based on the operator's reporting requirements. Since many of the operators of FFCA's chain store properties report sales on a calendar year basis, it is anticipated that, had FFCA adopted SAB 101, the effect on the June 30, 2000 financial statements would have been a shifting of the recognition of contingent revenues that otherwise would have been recognized in the first half of the year to the latter part of the year.

     Mortgage interest income generated by FFCA's loan portfolio totaled $5.1 million for the quarter ended June 30, 2000 as compared to $8 million for the second quarter of 1999. The majority of the mortgage interest income is generated by mortgage loans that are held for sale. Increases and decreases in mortgage interest income between quarters have been, and will continue to be, impacted by the amount of loans held for sale and the timing of the sale of these loans. It is anticipated that a large percentage of the loans originated during the remainder of the year will be sold under the loan sale agreement with Washington Mutual instead of being held in FFCA's portfolio pending sale through a securitization transaction; therefore, it is expected that mortgage interest income will continue to be a smaller percentage of FFCA's revenue in the current year than in the prior year. For those loans that are sold through securitization transactions, FFCA no longer receives mortgage interest income from the mortgages it has sold; however, it retains certain interests through the purchase of subordinated investment securities. These securities generate revenues that are included in "Real Estate Investment Securities Income" in the accompanying financial statements. The increase in real estate investment securities income between 1999 and 2000 is due primarily to the addition of subordinated investment securities related to the securitization transactions that closed in 1999 and 2000.

     Expenses increased to $31.4 million during the quarter from $26 million in the comparable quarter of 1999. This increase was primarily due to increased operating, general and administrative expenses and higher interest expense. Operating, general and administrative expenses in the second quarter of 2000 were $3 million higher than the same quarter in 1999 due to several factors. Salary expense increased from the prior year due primarily to the addition of loan origination and servicing personnel required to administer FFCA's growing loan origination and servicing activities. In addition, FFCA incurred consulting costs of approximately $600,000 during the quarter to evaluate the feasibility and extent of opportunities in providing internet-based products and services to chain stores. FFCA does not anticipate material ongoing expenses related to this project. Interest expense for the quarter also increased slightly due to an increase in interest rates. Expenses for the six months ended June 30, 2000, showed similar increases from the comparable period of 1999.

     During the quarter, FFCA sold 26 properties, as compared to 20 properties sold in the second quarter of 1999, and recorded net gains totaling $1.1 million on these sales, as compared to net gains of $1.4 million recorded in the second quarter of 1999. Loan prepayments received during the quarter on securitized mortgage loans represented another three properties removed from FFCA's servicing portfolio. During the quarter, mortgage loans originated by Funding Corp., together with loans that FFCA sold into its loan sale facility during 1999 and 2000, were sold to Washington Mutual resulting in gains totaling approximately $5 million. Cash proceeds from the sales of property and from mortgage loan and note payoffs during the quarter were used to pay down FFCA's bank credit facility.

     FISCAL YEAR ENDED DECEMBER 31, 1999 COMPARED TO FISCAL YEARS ENDED DECEMBER 31, 1998 AND 1997. FFCA had net income of $148.7 million ($2.68 per share, assuming dilution) in 1999 as compared to $95.7 million ($2.00 per share) in 1998 and $72.9 million ($1.76 per share) in 1997. The increases in net income each year resulted from increased revenues due to the continued growth in FFCA's real estate investment portfolio and from increased gains on the sale of assets. Revenues rose to $218 million in 1999 from $170 million in 1998 and $135 million in 1997. Gains on the sale of assets rose to $41 million in 1999 from $11 million in 1998 and $5 million in 1997.

     FFCA's primary source of revenues continues to be rental revenues generated by its portfolio of chain store properties that are leased to operators on a triple-net basis. Rental revenues represented 69% of total revenues in 1999 as compared to 72% in 1998 and 75% in 1997. With the introduction of FFCA's mortgage financing products in 1995, the proportion of total revenues generated by lease financing has decreased, though lease revenues generated each year continue to be higher than in the previous year. Most of the increases in rental revenues each year resulted from new investment activity. New investments in property subject to operating leases totaled $258 million in 1999, $365 million in 1998 and $140 million in 1997. Generally, property purchases occur throughout the year, resulting in weighted average balances for these new investments of $129 million in 1999, $145 million in 1998 and $43 million in 1997. Weighted average base lease rates on the new investments were 9.9% in 1999 as compared to 9.9% in 1998 and 9.3% in 1997. Partially offsetting the revenue increases generated by the new investments were decreases in rent revenues related to properties sold.

     Approximately one-half of the properties in FFCA's portfolio provide for a base rental plus contingent rentals based on a percentage of the operator's gross sales of the related chain stores. In addition, a small percentage of the mortgages originated by FFCA provide for additional interest based on a percentage of the operator's gross sales of the related chain stores. Such contingent rentals and additional interest aggregated $8.3 million in 1999 as compared to $7.9 million in 1998 and $6.7 million in 1997. The increases relate primarily to increases in individual store-level sales volumes and to chain stores whose sales levels have, for the first time, exceeded the threshold where contingent rentals or additional interest are due. Generally, leases without the contingent rental provision provide for rent increases during the lease term based on increases in the consumer price index or other rent escalation features.

     A growing portion of FFCA's income relates to the origination and subsequent sale of mortgage loans through securitization transactions. Mortgage interest income amounted to 13% of revenues in 1999 as compared to 15% of revenues in 1998 and 1997, including related party interest income in 1997 from indirect investments in mortgage loans through an unconsolidated taxable affiliate, FFCA Mortgage Corporation. FFCA originated $1.1 billion in mortgage loans in 1999, $534 million in 1998 and $362 million in 1997. Rates achieved on the loans originated during 1999 averaged 9.6% as compared to 8.9% achieved during 1998 and 9.2% in 1997. This change in rates is reflective of the overall changes in the interest rate environment over the years. The amount of mortgage interest income generated each year has been impacted by the amount of loans originated for sale each year and the timing of the sale of these loans through securitization transactions. Although FFCA no longer receives mortgage interest income from the mortgages it sold through securitization transactions, it retains certain interests through the purchase of subordinated investment securities that FFCA intends to hold to maturity. These securities generate revenues that are included in "Real Estate Investment Securities Income" in the accompanying financial statements and represented 14% of total revenues in 1999 as compared to 8% in 1998 and 6% in 1997. Mortgage prepayments represented 126 chain store properties in 1999, 49 chain store properties in 1998 and 60 chain store properties in 1997. A portion of FFCA's investment portfolio, approximating $58 million in 1999 and $43 million in 1998, represents mortgage loans receivable that are not being held for sale. These loans generally have short terms or other loan features that make them less marketable for sale or securitization transactions. FFCA plans to hold these loans to maturity.

     FFCA's revenue is generated by a real estate investment portfolio that is diversified by industry, by concept, by geographical area and by operator. FFCA finances chain store real estate in three industries, representing over 5,300 locations throughout the United States and Canada, though investments in Canada are not significant. During the year ended December 31, 1999, 78% of the revenues generated by the portfolio reflect restaurant investments, 17% reflect convenience store investments and 5% reflect automotive services and parts investments, as compared to 91%, 7% and 2%, respectively, in 1998. With the addition of the convenience store and automotive services and parts industries in 1997, FFCA's portfolio has expanded to include over 150 different chains, including such well-known chains as Applebee's, Arby's, Burger King, Checker Auto Parts, Chevron, Circle K, Citgo, Cracker Barrel Old Country Store, Hardee's, Jack in the Box, Long John Silver's, Midas Muffler Shops, Pizza Hut, 7-Eleven, Taco Bell, Texaco, Valvoline Instant Oil Change and Wendy's. The lease or mortgage loan agreements are with approximately 480 operators represented within FFCA's investment portfolio. Most of these are multi-unit operators, though no single operator represented 10% or more of FFCA's total portfolio revenues during 1999, 1998 or 1997. As FFCA continues to grow, management expects the portfolio to continue to become more diversified.

     With the growth achieved in FFCA's real estate investment portfolio, expenses grew to $110.7 million in 1999 as compared to $84.4 million in 1998 and $69.3 million in 1997, primarily due to increases in interest expense each year. Interest expense rose by $13.5 million in 1999 and $8.1 million in 1998 due to the use of borrowings for investments in chain store properties. FFCA's weighted average debt outstanding increased to $742 million in 1999 from $590 million in 1998 and $470 million in 1997. In addition, FFCA's borrowing rate has changed over the past several years due to changes in FFCA's mix of long-term and short-term debt, together with overall changes in the interest rate environment. FFCA's effective borrowing rate increased from 6.93% during 1997 to 7.01% during 1998 and 7.30% during 1999.

     Operating, general and administrative expenses in 1999 included consulting and other costs aggregating $2.975 million, incurred in connection with the exploration of strategic alternatives. Excluding these non-routine costs, operating, general and administrative expenses for 1999 increased 24% from 1998, as compared to 1998's increase of 28% over 1997, and remain constant over the past three years at approximately 8% of revenues. The increase in operating expenses between 1997 and 1999 resulted primarily from the addition of personnel needed to expand FFCA's line of financial products and to increase FFCA's investment origination and servicing capacity. FFCA's continued investment in computer system technology has increased the efficiency of its information and portfolio servicing systems, which enables FFCA to expand its revenue base while containing operating costs. Property costs, which are primarily related to vacant or underperforming properties, have remained relatively unchanged at approximately 1% of revenues.

     During 1999, FFCA continued to originate loans held for sale through securitization transactions. Certain mortgage loans originated by FFCA, its predecessors and affiliates totaling $1.1 billion in 1999, $335 million in 1998 and $261 million in 1997 were securitized and Secured Franchise Loan Trust Certificates were sold to investors through a trust. The majority of each securitized loan pool was sold to third parties, while FFCA retained the subordinated investment securities ranging from 9% to 12.5% of the mortgage loan pools' balance. FFCA also retained the servicing rights on the mortgage loans it sold.

     The retained securities, totaling $185 million and $114 million at December 31, 1999 and 1998, respectively, generated $31.1 million, $14.4 million and $7.7 million of revenue in 1999, 1998 and 1997, respectively. The subordinated investment securities held by FFCA are the last of the securities to be repaid from the loan pool, so that if any of the underlying mortgage loans default, these securities take the first loss. Any future credit losses in the securitized loan pool would be concentrated in these subordinated investment securities retained by FFCA; however, FFCA originates and services mortgage loans and has the infrastructure in place to deal with potential defaults on the securitized portfolio (as it does with the mortgage loans it holds for investment). To date, delinquencies in the securitized loan pools represent less than 1% of the total mortgage loan pool balance.

     FFCA recorded net gains of $41 million on the sale of property during 1999 as compared to $10.5 million during 1998 and $5.5 million in 1997. Of these gains, the sale of mortgages generated gains totaling approximately $36.1 million in 1999, $6.2 million in 1998 and $430,000 in 1997. The gains on the sale of mortgages represent the difference between the carrying amount of the mortgage loans sold and their adjusted sales price. The gains on the sale of the mortgage loans were adjusted for estimated probable losses under the subordination provisions of the securitization transactions. The remaining gains represent the net effect of gains and losses from sales of property, which occur primarily through the disposition of underperforming properties and through the lessee's exercise of purchase options. Approximately 60% of FFCA's land and building leases provide for purchase options and approximately one-half of these options are currently exercisable. During 1999, FFCA sold 87 properties and related equipment as compared to 57 properties sold in 1998 and 55 properties sold in 1997; however, only 13 properties were sold through purchase options in 1999 and only nine and 12 such properties were sold through purchase options in 1998 and 1997, respectively. Where applicable, the lessee also has the option to purchase equipment at the end of the related equipment lease term. Generally, the purchase options are exercisable at fair market value (but not less than original cost in most cases). FFCA expects that the exercise of purchase options will continue to be insignificant.

     FFCA periodically reviews its real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount of the property may not be recoverable, such as may be the case with vacant properties. If an impairment loss is indicated, the loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Gain on the sale of property on the consolidated statements of income for the years ended December 31, 1999, 1998 and 1997 is net of approximately $1.6 million, $4 million and $1.9 million, respectively, of loss related to vacant and underperforming properties. Vacant properties held for sale represent less than 1% of FFCA's total real estate investment portfolio. The vacancy level in the portfolio is currently at less than 1% and has remained at less than 2% since FFCA became a REIT in 1994.

                             BUSINESS AND PROPERTIES

BUSINESS OBJECTIVES AND STRATEGY

     FFCA seeks to enhance its operating performance and financial position:

     *    through continued investment activity;

     * by controlling expenses through greater operational efficiencies and economies of scale;

     *    through the receipt of contractual lease escalations; and

     * by increasing its use of internally generated cash flow for investments or other transactions that strengthen its financial position.

     FFCA seeks to achieve growth in cash flow, while maintaining low portfolio investment risk, through diligent adherence to our tested underwriting criteria, investment diversification and conservative capital structure.

     FFCA's primary business strategy is to become the dominant single financing source for the chain store industry. Over time, FFCA developed its strategic position in response to the capital markets and the changing needs of its customers. When FFCA became a REIT in 1994, its main focus was providing a long-term lease product to the chain restaurant industry. Then, in order to serve those potential customers who wanted to own, rather than lease, property, FFCA began providing mortgage loan financing in 1995. To further increase its product flexibility, FFCA started offering variable rate mortgages and developed a construction-financing program for its customers. As these products were being developed, FFCA also began exploring the idea of expanding from chain restaurant financing to address the financing needs of the convenience store and automotive aftermarket industries. These industries were targeted by FFCA because they meet FFCA's existing investment criteria and the real estate they require is similar in many respects to the locations chosen by chain restaurants. After extensive research on these industries, FFCA began financing convenience stores and automotive services and parts outlets in 1997. These industries are now an increasing part of FFCA's total market. For the six months ended June 30, 2000, 76% of the revenues generated by the portfolio reflect restaurant investments, 18% reflect convenience store investments and 6% reflect automotive services and parts investments, as compared to the year ended December 31, 1996 where over 99% of revenues were reflected in restaurant investments. During 1999, FFCA made a strategic decision to focus on offering mortgage loan products, rather than long-term leases, because they provided better returns. As a result, mortgage loans represented over 80% of FFCA's new investments in 1999 and this trend is likely to continue. With increasing demand for FFCA's mortgage financing products, FFCA began exploring alternative sources of capital. The result was an alliance with Washington Mutual, the nation's eighth largest financial services company, which decreases FFCA's dependence on the public capital markets, both debt and equity, by providing a consistent source of capital to fund mortgage loan products. This new alliance, along with FFCA's traditional capital sources, including the mortgage loan securitization market, has increased FFCA's financial flexibility. FFCA will continue to consider appropriate new investment opportunities in the future.

     FFCA now provides financing to the nation's three largest chain store industries: restaurant, convenience store, and automotive aftermarket. These three chain store industries have so many established locations that the markets are consolidating more often than growing through new store creation. Because of this continuing trend, financing existing store locations, and not new store construction, has accounted for over 90% of FFCA's growth in the past five years.

     FFCA controls investment risk by financing real estate diversified by geographical area, by concept and by operator. As of June 30, 2000, FFCA had investments in more than 5,300 locations throughout the United States and

Canada, though investments in Canada are not significant. Much of FFCA's new financing business comes from existing customers. The financing transactions are with approximately 490 different operators represented within FFCA's investment portfolio. Most of these are multi-unit operators, though no single operator represented more than 8% of FFCA's total portfolio revenues for the six months ended June 30, 2000. These experienced multi-unit operators conduct business under nationally or regionally recognized brand names. FFCA's portfolio includes over 160 different chains, including well-known chains like Applebee's, Arby's, Burger King, Checker Auto Parts, Chevron, Circle K, Citgo, Cracker Barrel Old Country Store, Hardee's, Jack in the Box, Long John Silver's, Midas Muffler Shops, Pizza Hut, 7-Eleven, Taco Bell, Texaco, Valvoline Instant Oil Change and Wendy's. As FFCA continues to grow, FFCA expects the portfolio to continue to become more diversified.

     FFCA structures its investments to enhance the stability of its cash flows. FFCA's sale-leaseback transactions are generally 20-year, triple-net leases, which provide that the lessees are responsible for the payment of all property operating expenses, including property taxes, maintenance and insurance costs. Therefore, FFCA is generally not required to make significant capital expenditures in the properties that it owns and leases to chain store operators. Both FFCA's sale-leaseback and mortgage financings are generally for twenty-year terms and mortgage products are generally fully amortizing over the term of the loans. The sale-leaseback transactions entered into by FFCA are retained in its portfolio and generally provide for base rentals plus additional payments based upon a participation in the gross sales from the properties or specified contractual increases. The mortgage loans originated by FFCA will generally be pooled and sold under the recently negotiated Washington Mutual agreement with FFCA retaining the mortgage servicing rights. Mortgages also may be sold in securitized offerings where FFCA retains the mortgage servicing rights as well as interests in the securitized loan pool in the form of subordinated securities.

     FFCA continually monitors and administers its investments to enhance the stability of its cash flows. Financial data is regularly collected on the properties financed by FFCA to determine their profitability. Lease and mortgage payments are generally collected by electronic account debits on the first day of each month. An in-house appraisal staff inspects FFCA's properties to assess asset condition. In-house property management and legal services personnel administer underperforming and nonperforming leases and loans and also supervise the in-house administration of property dispositions and tenant substitutions. FFCA has an established record of resolving underperforming and nonperforming leased assets, with a current vacancy rate of less than 1% and the vacancy level in the portfolio maintained at less than 2% since FFCA became a REIT in 1994.

INVESTMENT CRITERIA

     Real estate investment opportunities undergo an underwriting process designed to maintain a conservative investment profile. The process includes a review of the following factors:

     CHAIN STORE PROFITABILITY. FFCA seeks to invest in chain store real estate where the unit level economics from operations provide adequate cash flow to support lease or mortgage payments related to the site.

     CHAIN STORE INVESTMENT AMOUNT. FFCA seeks to invest in properties for amounts that do not exceed the sum of the fair market value of the land and the replacement cost of the building and improvements.

     SITE CONSIDERATIONS. FFCA seeks to invest in high profile, high traffic real estate, which it believes exhibits strong retail property fundamentals.

     MARKET CONSIDERATIONS. FFCA seeks to emphasize investments in properties used by chains having significant area market penetration.

     OPERATING EXPERIENCE. FFCA seeks to invest in properties of multi-unit chain store operators with strong operating and industry backgrounds.

     CREDIT CONSIDERATIONS. FFCA seeks to invest in properties owned and operated by multi-unit operators with strong overall corporate profitability. FFCA's investments generally have full tenant or borrower recourse, which means the tenant or borrower is personally liable for the obligation. Many of FFCA's leases and mortgages also have recourse to guarantors who are owners or affiliates of the tenant or borrower. FFCA reviews tenant, borrower and guarantor financial strength to assess the availability of alternate sources of payment in the event that cash flow from operations might be insufficient to provide the funds necessary to make lease or mortgage payments. In general, FFCA requires all properties that are leased to the same multi-unit chain store operator or its affiliates to be cross-defaulted and requires all mortgage loans that are made to the same multi-unit operator or its affiliates to be both cross-collateralized and cross-defaulted.

     PHYSICAL CONDITION. FFCA seeks to invest in well-maintained existing properties or in newly constructed properties. FFCA has a staff of appraisal professionals who conduct physical site inspections of each property financed by FFCA.

     CHAIN STORE SUITABILITY. FFCA seeks to primarily invest in real estate used by large national and regional chain store systems having annual system-wide sales of more than $250 million.

     ENVIRONMENTAL CONSIDERATIONS. For each property in which it invests, FFCA either obtains an environmental insurance policy from a third-party insurance carrier or a Phase I environmental assessment, and a Phase II environmental assessment or other environmental tests, if recommended by the related Phase I. In the case of properties FFCA acquires or finances that have underground storage tanks present, or where other petroleum products are being dispensed, FFCA always obtains environmental insurance.

PROPERTIES

     PROPERTY CHARACTERISTICS. FFCA provides real estate financing to multi-unit operators of chain restaurants, convenience stores and automotive services and parts outlets, primarily through long-term real estate leases and mortgage loan financing. At June 30, 2000, FFCA had interests in 5,308 properties consisting of investments in 3,395 chain restaurants, 1,554 convenience stores, 349 automotive outlets and 10 other retail properties. FFCA's portfolio included 2,446 chain store properties represented by investments in real estate mortgage loans and properties subject to leases and 2,862 properties represented by securitized mortgage loans in which FFCA holds a residual interest.

     Of the 2,446 properties included in FFCA's investment portfolio at June 30, 2000, FFCA has an ownership interest in 2,278 properties on a fee-simple basis in which FFCA holds title to the property, or the "owned" properties. The real estate owned by FFCA at June 30, 2000 consists of the land and buildings comprising each chain property, except for 11 properties on which FFCA holds title to the land only and made mortgage loans for the related buildings, or the "hybrid mortgages". The properties owned by FFCA and the land related to the hybrid mortgages are leased to the chain operators under long-term net leases. The remaining properties represent mortgage loan financing transactions in which FFCA generally holds a first mortgage on the land and buildings comprising the properties, or the "financed properties." On approximately 20 of the financed properties, FFCA made mortgage loans for the buildings and improvements and the borrowers lease the land from third parties under ground leases.

     FFCA's chain store properties are typically located on commercial corridors with significant automobile traffic and are characterized by high visibility and easy access required for retail property. Locations generally fall into five categories, including shopping center and mall pad or out parcel sites, interstate highway locations, central business district locations, residential neighborhood locations and retail and commercial corridor locations. Generally, all properties owned or financed by FFCA are freestanding and surrounded by paved parking areas. A chain store is located on each of the properties except nine, which were converted to other uses, like a bank and an optical retail outlet.

     The land size for a typical fast food restaurant generally ranges from 30,000 to 45,000 square feet, with original acquisition costs generally ranging from $300,000 to $450,000. Full service restaurant land averages range from 40,000 to 95,000 square feet and from $480,000 to $1,100,000 in land acquisition costs. The buildings are principally of the current design of the restaurant concept and are rectangular buildings constructed from various combinations of stucco, steel, wood, brick and tile. Fast food restaurant buildings generally range from 1,500 to 4,000 square feet in size, with the larger stores having a greater seating capacity and equipment area. Site preparation varies depending upon the area in which the fast food restaurant is located and on the size of the building and site. Building and site preparation costs generally range from $250,000 to $725,000 for each property. Full service restaurant building averages range from 4,500 to 9,500 square feet and from $550,000 to $1.5 million in building costs.

     Convenience store sizes range from 800 square feet for a gas station with a store that sells only the fast moving items found in a traditional convenience store, like tobacco, beverages and snacks, to 5,000 square feet for a store that has a bakery, a sit down restaurant area or a pharmacy, with many of these locations also selling gasoline. The typical convenience stores generally range in size from 2,000 to 3,000 square feet. The original investment per new store averages $1,050,000 for a rural convenience store, which is approximately 27% for land, 39% for the building and 33% for the equipment, and $1,556,000 million for an urban convenience store, which is approximately 35% for land, 34% for the building and 31% for the equipment.

     Automotive services and parts outlets range in size depending on the type of store. Automotive parts outlet buildings generally range from 6,000 to 9,000 square feet with total original acquisition costs ranging from $800,000 to $1.8 million. Quick lube buildings are typically 2,500 square feet and are on 17,000 to 25,000 square feet of land. Most are located within shopping centers and have 2-6 bays, with total acquisition costs ranging between $500,000 and $700,000. Combination specialty stores, offering brakes, mufflers, lube, etc., are typically free standing, drive-through buildings generally ranging from 2,200 to 3,400 square feet on a lot or shopping center pad of approximately 15,000 to 25,000 square feet. Total acquisition costs range from $550,000 to $900,000.

     The financing agreements with FFCA require each chain store operator to carry various types and amounts of insurance. There are, however, some types of losses, like ones resulting from wars or earthquakes, that may be either uninsurable or not economically insurable in some or all locations. In some circumstances FFCA may permit a chain store operator to self-insure for particular types of losses. An uninsured loss could result in a loss to FFCA of both its capital investment and anticipated revenue from the affected property. FFCA believes that its chain store properties are covered by adequate comprehensive liability, fire, flood and extended loss insurance provided by reputable companies, with commercially reasonable and customary deductibles and limits.

     FFCA's lease and mortgage loan financing documents require each chain store operator to make any expenditure necessary to comply with applicable laws and as may be required under any applicable franchise agreement; therefore, FFCA is generally not required to make significant capital expenditures in connection with any property it financed. Capital expenditures amounted to approximately $120,000 in 1998. There were no material capital expenditures on properties for the six months ended June 30, 2000, and the years ended December 31, 1999 and 1997.

     Approximately 70% of revenues for the six months ended June 30, 2000 were derived from net lease equity real estate investments. The leases are generally twenty years in length and have been originated by FFCA and its predecessors since May 1981. The expiration schedule of the initial term of FFCA's leases extends through 2020, with a weighted life of the investments of 11.8 years as of June 30, 2000. Approximately 10% of FFCA's lease revenues are derived from leases which expire in 2019. In all other years the lease expirations are less than 10% of total lease revenues.

     As of June 30, 2000, all but 34 of FFCA's 5,308 properties were being leased or were performing under a mortgage loan agreement. All of the nonperforming properties are currently held for sale or lease. Vacant properties held for sale represent less than 1% of FFCA's total real estate investment portfolio.

     GEOGRAPHICAL DIVERSIFICATION. FFCA's portfolio is geographically diverse. As of June 30, 2000, FFCA owned or had financed 5,308 properties, not including mortgage loans which were sold, but are still serviced by FFCA, in all 50 states, Washington D.C. and Canada. No one property is a principal property of FFCA because each property represents less than one half of one percent of FFCA's total assets. Generally, the loans are first mortgage loans on the land, buildings and/or equipment of restaurants, convenience stores or automotive services and parts outlets. Based upon property revenues for the period from January 1, 2000 to June 30, 2000, FFCA's investments were located: 39% in the South; 20% in the East; 24% in the Midwest; and 17% in the West. Particular states of concentration include: Florida and Texas, each with 9% of property revenue; Georgia and Ohio, each with 6% of property revenue; and California with 5% of property revenue.

     No other state comprises more than 5% of property revenue.

     A map illustrating geographic distribution of FFCA's real estate investments is included in the inside front cover page of this prospectus supplement. The following table shows information regarding the diversification of FFCA's real estate investments by geographic region:

                           GEOGRAPHIC DIVERSIFICATION
                AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2000
                             (DOLLARS IN THOUSANDS)

                             Total        Percent of      Number of      Percent of
Region                    Revenues(1)   Total Revenues   Properties   Total Properties
------                    -----------   --------------   ----------   ----------------
East
  Mideast ..............   $ 15,069            14%           782             15%
  Northeast ............      7,183             6            467              9

Midwest
  East North Central ...     19,099            17          1,009             19
  West North Central ...      8,062             7            357              7

South
  Southeast ............     27,250            25          1,243             23
  Southwest ............     15,399            14            801             15

West
  Mountain .............     11,617            10            382              7
  Pacific ..............      7,559             7            264              5

Canada .................          7            --              3             --
                           --------          ----          -----           ----
                           $111,245           100%         5,308            100%
                           ========          ====          =====           ====

----------
(1)  Excludes other miscellaneous income.

     INDUSTRY SECTOR DIVERSIFICATION. FFCA's portfolio continues to become more diverse in terms of industry sectors, with interests in 3,395 chain restaurant properties, 1,554 convenience stores, 349 automotive services and parts stores and 10 other retail properties as of June 30, 2000. Chain restaurant properties represented 64% of FFCA's investments as of June 30, 2000, as compared to over 99% of the company's investments as of December 31, 1996. The following table shows information regarding the diversification of FFCA's real estate investments among different industry sectors:

                         INDUSTRY SECTOR DIVERSIFICATION
                AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2000
                             (DOLLARS IN THOUSANDS)

                                  Total        Percent of      Number of      Percent of
Sector                          Revenues(1)  Total Revenues   Properties   Total Properties
------                           --------       --------       --------        --------
Restaurant ..................    $ 84,390             76%         3,395              64%
Convenience Stores ..........      20,328             18          1,554              29
Automotive Services and Parts       6,203              6            349               7
Other .......................         324             --             10              --
                                 --------       --------       --------        --------
   Total ....................    $111,245            100%         5,308             100%
                                 ========       ========       ========        ========

----------
(1)  Excludes other miscellaneous income.

     OPERATOR AND CHAIN DIVERSIFICATION. FFCA's portfolio is diverse in terms of operators and chains with investments that were leased to, or owned by, over 490 national and regional operating companies as of June 30, 2000. Multi-unit operators are the predominant operators of FFCA's investments. Additionally, approximately 160 retail chains are represented in the portfolio. FFCA anticipates its portfolio will continue to become more diverse in terms of operators and chains as a result of future financings. The following table shows information regarding the diversification of FFCA's real estate investments by chain:

                              CHAIN DIVERSIFICATION
                AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2000
                             (DOLLARS IN THOUSANDS)

                               Total          Percent of      Number of      Percent of
Chain(1)                   Revenues(2)(3)   Total Revenues   Properties   Total Properties
--------                   --------------   --------------   ----------   ----------------
Burger King .............     $ 14,522            13.1%           494            9.3%
Arby's ..................        9,352             8.4            362            6.8
Wendy's .................        6,402             5.8            176            3.3
Long John Silver's ......        5,942             5.3            406            7.6
Hardee's ................        5,576             5.0            337            6.4
Pizza Hut ...............        5,309             4.8            291            5.5
Jack in the Box .........        5,017             4.5            171            3.2
Clark/On the Go .........        2,690             2.3            369            7.0
Taco Bell ...............        2,554             2.3             86            1.6
Quincy's ................        2,544             2.3            112            2.1
E-Z Serve ...............        2,526             2.3            144            2.7
Applebee's ..............        2,265             2.0             78            1.5
KFC .....................        2,244             2.0            123            2.3
Dairy Mart ..............        2,228             2.0             40            0.8
7-Eleven ................        2,048             1.8             92            1.7
Denny's .................        1,859             1.7             48            0.9
Checker Auto Parts ......        1,765             1.6             40            0.8
Fuddrucker's ............        1,623             1.5             24            0.5
Popeye's ................        1,488             1.3             49            0.9
Max & Erma's ............        1,463             1.3             15            0.3
Black-Eyed Pea ..........        1,409             1.3             24            0.5
Midas Muffler Shops .....        1,303             1.2             54            1.0
Mrs. Winner's ...........        1,185             1.1             85            1.6
P.F. Changs .............        1,105             1.0              5            0.1
Flying J Travel Plaza ...        1,102             1.0             28            0.5
Other ...................       25,724            23.1          1,655           31.1
                              --------           -----          -----          -----
   Totals ...............     $111,245           100.0%         5,308          100.0%
                              ========           =====          =====          =====

----------
(1) The names of the concepts are a trademark or service mark of their respective owners.
(2)  Excludes other miscellaneous income.
(3)  Includes revenues of the retained piece of the securitized mortgages.

     The chain distribution shown above does not represent concentration of specific operators under lease or mortgage loan agreements. These agreements are with the operators, not the chains. Among these operators RTM, Inc. and its affiliates, which together are the largest franchisee of Arby's restaurants and the owner and franchisor of the Mrs. Winner's and Lee's Famous Recipe concepts, contributed 7.2% of the company's total rental and mortgage loan interest revenues during 1999 and 7.7% for the six months ended June 30, 2000 (a portion of which is guaranteed by Arby's, Inc. and Triarc Companies, Inc.). RTM, Inc. accounted for 9.2% and 9.0% of the company's total rental and mortgage loan interest revenues during 1998 and 1997, respectively. Foodmaker, which predominantly operates Jack in the Box restaurants, contributed 6.5% of the company's total rental and mortgage loan interest revenues (generated from its investment portfolio) during 1999 and 4.5% for the six months ended June 30, 2000. Foodmaker accounted for 7.7% and 9.6% of the company's total rental and mortgage loan interest revenues during 1998 and 1997, respectively.

     COMPOSITION OF INVESTMENTS. As of June 30, 2000, fee-owned properties subject to lease agreements comprised approxomately 80% of the company's investments. The remainder of FFCA's investments are shown in the following table:

                              TOTAL INVESTMENT MIX
                               AS OF JUNE 30, 2000
                             (DOLLARS IN THOUSANDS)

                                                                  Percent of
                                           Gross Investment    Total Investments
                                           ----------------    -----------------
Real estate investments, at cost .......      $1,489,708              80%
Real estate investment securities ......         191,634              10
Mortgage loans held for sale ...........         112,097               6
Mortgage loan investments ..............          53,630               3
Other investments ......................          15,773               1
                                              ----------             ---
 Total .................................      $1,862,842             100%
                                              ==========             ===

INFORMATION SYSTEMS

     To enhance its investment evaluation and origination, FFCA has invested extensively in information systems that are specific to the chain store industry. FFCA's databases include specific chain restaurant location data for over 112,000 locations in the United States, and demographic information, traffic volumes and information regarding surrounding retail and other commercial development that generate customer traffic. FFCA also maintains a database of approximately 7,000 chain restaurant industry participants, as well as databases of restaurant-level financial performance for existing and prospective clients. FFCA has also recently developed a competitive database, similar to the restaurant industry database, for the convenience store industry and the automotive services and parts industry. FFCA has the ability to integrate the information in its locations, participants and restaurant-level financial databases in a geographic information system that contains demographic, retail space, traffic count and street information for every significant market in the United States. FFCA has also collected extensive data regarding management practices within the chain restaurant industry, franchisor practices and industry trends.

     The information collected by FFCA is actively used to assess investment opportunities, measure prospective investment risk, evaluate portfolio performance and manage underperforming and nonperforming assets. FFCA publishes extensive research on the chain restaurant and convenience store industries, that include observations of industry issues and trends, areas of growth, and the economics of chain restaurant operation. FFCA employs its client and collections data to develop statistical models that aid in the evaluation of potential investments. FFCA intends to continually develop, improve and use its real estate industry knowledge through research and broader application of information technology to lower portfolio risk, improve performance and improve its competitive advantage.

     FFCA continues to invest in its information systems technology. During 1999, FFCA implemented improvements to its underwriting and origination systems to accommodate a higher volume of transactions. The design and implementation of these new systems was necessary to develop a more efficient loan and lease origination system that would permit a high level of growth in FFCA's origination activity while containing operating costs. In addition, investments in information systems infrastructure made during the year, like high bandwidth Internet access, position FFCA to be able to take advantage of new and emerging technologies in communications and commerce.

COMPETITIVE CONDITIONS

     The financing of chain store real estate for multi-unit chain store operating companies continues to be both competitive and fragmented. Competition exists in every geographic market in which FFCA seeks to invest. Competing participants include banks, insurance companies, finance companies, leasing companies and other real estate investment trusts. FFCA believes that it has several competitive advantages that enable it to be selective with respect to its real estate investments. FFCA's large market capitalization permits it to make both large and small real estate investments and to obtain capital from numerous sources at competitive rates. FFCA's real estate investments are comprised of properties that are diversified by industry, chain store operator, chain store concept and geographic location. Diversification reduces risk and has a favorable impact upon FFCA's access to, and cost of, capital. FFCA's "Preferred Client Program" is designed to offer forward financing commitments and a streamlined financing process for leading chain store operators in order to build on long-term business relationships instead of the historic industry practice of financing real estate on an inefficient, transaction-by-transaction basis. FFCA believes it offers superior client service resulting from continuity of its management and industry specialization and knowledge. FFCA, with the ability to provide both sale-leaseback financing and mortgage loans, improves the chain store operators' financing flexibility and provides a competitive advantage to FFCA in providing financing opportunities.

FOODSERVICE INDUSTRY

     In 1999, the foodservice industry achieved sales of nearly $360 billion, or 3.9% of the Gross Domestic Product, making it one of the largest sectors of the nation's economy as defined by the Department of Commerce. The foodservice industry includes three major segments:

     * commercial -- restaurants, bars, taverns, lodging, food contractors and other commercial;

     *    institutional -- colleges, universities and hospitals; and

     *    military.

     The food service industry, in its ninth year of real expansion, tracks the growth of the U.S. economy, which is entering its 10th year of growth. Average daily sales in the foodservice industry exceed $1 billion, and nearly half of all adults are restaurant patrons on any given day.

     The foodservice industry as a whole grew 5.2% in 1999 according to the National Restaurant Association, or "NRA," with the greatest growth in the other commercial and the full service restaurant segments. In real terms, or constant dollars, the industry grew 2.9%, outpacing inflation which was 2.2%. Overall sales for eating places (i.e. restaurant industry) increased 3.1% in real terms, while commercial sales for the foodservice industry increased 3.0% in real terms. The largest increase in real terms for the foodservice industry was 5.3% in the other commercial segment, led by significant increases in food sales at other retail outlets, recreation and sports events, vending and non-store retailers. The fastest-growing areas of the U.S., the Southwest/Mountain states like Arizona, Nevada, Colorado and Texas, are expected to show the most growth in restaurant sales with an estimated 6.2% between 1999 and 2000, while the slow-growing Mid-Atlantic states like New York, New Jersey and Pennsylvania, are expected to show only 3.8% growth. The booming economy, coupled with increases in disposable personal income, is contributing to the industry's growth, which is anticipated to reach $576.9 billion by the year 2010. However, projections for the foodservice industry would be dramatically revised if the U.S. experienced an economic downturn.

     In 2000, total industry sales are expected to grow 5%, or 2.2% in real terms. Estimates for real Gross Domestic Product growth in 2000 range from 3.3%-3.8%, while inflation, measured by the Consumer Price Index (CPI) is expected to remain moderate at 2.2%-2.4%. Economists are forecasting continued growth and stable prices with no economic downturn in 2000, which would be beneficial for the industry. Wholesale food prices, however, are expected to increase 1.5% in 2000, compared to relatively flat growth between 1997 and 1999, which increases the cost of doing business. Accordingly, 2000 menu prices are anticipated to increase 2.8%. Menu prices increased 2.5% in 1999, driven by increasing labor costs, compared to a 2.2% increase in CPI. Labor costs rose 4.1% in 1999, versus 4.8% in 1998, and are expected to increase another 4.5% in 2000. Restaurants are already offering $8-$9 per hour starting wages in this tight labor market. The industry employs over 7.9 million people, or 6.1% of the non-farm workforce, according to the Bureau of Labor Statistics. The top challenge in the year 2000, according to the NRA, is finding qualified and motivated labor. Full service operators are in a better position with their wide menu variety to pass price increases on to customers. The limited menu of most fast food operators, as well as heavy competition and discounting, make it more difficult for these operators to pass along the increase.

     Expenditures on food away from home are replacing purchases for food at home, according to the Bureau of Labor Statistics. Growth in the industry reflects that more than 44% of total food dollars are spent on food away from home, which is projected to reach 53% by 2010, compared to 25% in 1955. In addition, 42% of adults cook fewer meals than they did just two years ago and 78% of households purchase takeout or delivery food at least once a month.

     Full service sales increased 6.7% between 1998 and 1999, or 3.1% on a real basis. For 2000, full service sales are projected to increase 5.9% in total, or 3.1% in real terms. A lack of growth in the number of restaurant units implies that full service restaurants are increasing either their average ticket sales or customer count. The 1999 average ticket increased for both fast food and full service operations with an average ticket per person under $10. The wide variety of tastes and experiences available at full service locations are drawing customers and driving sales. Many full service operators are beginning to heavily target takeout food, which would increase customer count. In addition, full service operators, who traditionally do not heavily discount, can raise menu prices more easily than fast food operators. In 1999, fast food sales increased 4.9%, or 2.3% in real dollars. For 2000, fast food sales are projected to increase 4.4%, only 1.6% in real terms. In addition, margins for fast food are expected to decrease in 2000, with the anticipated increase in beef prices and labor costs.

     Growth in the number of restaurants has slowed in the past two years, but particularly in 1999 to just 0.2% versus approximately 5.0% growth in 1995, 1996 and 1997. The lack of growth is attributable to increased competition, scarcity of prime real estate, saturation and the capital markets' general lack of confidence in the industry. In addition, newer concepts are growing more slowly than others have in the past to avoid mistakes and problems caused by too rapid expansion.

     Despite the upward trend in sales, the industry is facing a number of challenges. These challenges include consolidation, increased competition, increased cost of doing business, tight labor markets and demanding consumers. Heightened competition has led to a divergence in how operators respond. Some companies are divesting non-core chains, while others are acquiring new concepts. There are an increasing number of multi-concept operators as companies attempt to diversify and spread costs over more units, with many having both fast food and casual locations. Many franchisors own more than one concept to offer selections to franchisees, test products in various chains and secure growth for their company. There are also, however, several multi-concept operators who have reverted to operating only one concept. Even though this divergence exists, there appears to be a common trend -- operators and restaurant companies are focusing heavily on their primary brands and operational fundamentals. Some companies are consolidating to gain economies of scale or to increase sales. Consolidation should continue as operators strive to grow, capital is available and increasing size offers a meaningful operational advantage. Chains will continue to find ways to reduce costs, through technology and other means. Presenting a further challenge to the industry, consumers are demanding consistency, quality and freshness from all operators in addition to fast, convenient service from fast food operators.

     Overall, in 1999, FFCA saw very little new unit expansion. Instead, operators focused on operations and improving same-store sales. While customers ate out more, much of the market share gains attained by chains were largely at the expense of other chains. In addition, the industry is learning to cope with one of its major challenges -- the labor shortage. Operators are increasing their use of technology and developing innovative ways to retain workers and limit employee turnover. Many restaurant companies have realized that the economic boom, which has caused the labor

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shortage, is also responsible for the increase in disposable personal income. If the unemployment rate were to rise and labor became abundant, disposable personal income would decrease, resulting in lower industry sales.

THE CONVENIENCE STORE INDUSTRY

     The convenience store ("c-store") and petroleum marketing industry is defined as those retailers primarily engaged in the retail sale of gasoline and/or convenience products. Using various government and industry sources, FFCA estimates the total size of the industry to be $216 billion, which equates to 2.5% of Gross Domestic Product. This industry total encompasses c-store merchandise, c-stores selling gasoline and gasoline sold apart from c-stores. The growth in the convenience store and petroleum marketing industry has largely been driven by six factors: (1) disposable personal income; (2) increased desire for convenience; (3) increased travel; (4) increased number of vehicles on the road; (5) trends in the industry designed to increase c-store demand; and (6) price increases in key categories.

     C-store operators and marketers are becoming stronger retailers in response to changes in the marketplace. Operators are using consumer research techniques and scanned data to understand their customer base. This understanding is enhancing their merchandising and marketing skills and focusing their attention on meeting consumer needs. Recent changes in the industry include: image improvements, brand differentiation focus, improved customer service, a wide variety of ancillary services offered and tested, technology improvements to enhance and expedite service, volatile oil prices, new location designs, consolidation among large oil companies, relationship changes between the oil companies and their distributors, and other channels of trade targeting the convenience and gasoline businesses. With people on the move, convenience will play more of a part in choosing where to shop, and c-stores have an advantage over other channels in this area. In addition, with increasing regulation, c-stores may become the de facto outlet for some products, like cigarettes.

     Many of these changes are a reaction to volatile gasoline margins and fear of decreased tobacco profits. Falling oil prices from late 1997 to early 1999 and volatile gasoline margins have led the majors (i.e. large, fully-integrated oil companies like Exxon, Mobil, BP Amoco, Shell, Texaco, and Chevron) to consolidate and streamline refining and marketing, or downstream, operations. At the retail level, customer service, economies of scale, upgraded image, new facilities, ancillary services, and technology are the basis of competition, as retailers attempt to decrease their reliance on gasoline and tobacco profits.

     Another profound change in the c-store marketplace is heightened competition from new entrants from other retail channels, like supermarkets and mass merchandisers. These circumstances, as well as other market pressures, are changing the way operators do business. To increase sales, operators are adding ancillary services like car washes, lube shops, financial services and expanded foodservice. To increase demand, the industry is focusing on c-store operations to attract new demographic groups, including women and upscale customers, through upgraded facilities, improved technology, new service offerings, more competitive merchandise prices, brand enhancement and improved customer service. Like most other retail sectors, the industry is becoming more consumer-focused in the face of competition. Competition, technology, facilities upgrades and new services are increasing the cost of doing business and requiring a larger initial and on-going investment per store. Government regulation and labor issues also contribute to the growing cost of doing business. In 1998, several judgments against tobacco companies in private lawsuits and the landmark settlement with the states, which resulted in five wholesale price increases on cigarettes, totaling nearly 50%, impacted sales and margins. These circumstances suggest further company and operator consolidations to provide increased buying power and other economies of scale. Through consolidation, the larger chains are becoming larger and more cost efficient, while others are refocusing on core markets and divesting assets outside those markets, as well as closing unprofitable locations. These market dynamics place even more pressure on smaller operators, increasing their likelihood of closure or sale to larger operators.

     At c-stores, in-store sales increased, as did total gasoline gallons sold. In-store sales were driven by the strong economy, the increase in total number of c-stores, increased tobacco prices and increased foodservice sales. Total

                                      S-36
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c-store sales have increased every year since 1971, according to the National
Association of Convenience Stores. Prior years were estimated and not considered. The top product category in 1998 was cigarettes at 28.9% of in-store sales, followed by foodservice at 13.9%, beer at 12.7%, and packaged beverages at 12.3%. These four categories comprise over 67% of in-store sales. Gross margin for foodservice at 55.2%, which was the category average, was the highest in the top 10 categories, and was second only to ice over all categories. Within foodservice, food prepared on site (53.2%), cold fountain drinks (60.6%) and hot beverages (68.5%) had gross margins at or above 50% in 1998. For the industry, both in-store and gasoline cents per gallon margins decreased in 1998. Gasoline prices reached the lowest inflation-adjusted level in history during the price slump that lasted from late 1997 to early 1999. The decline in price is attributed to the warm winters in the past two years, which led to a drop in heating oil demand and carried over into gasoline prices. In addition, overproduction and lower demand in Asia contributed to an oversupply of crude. Other contributors to lower oil prices include enhanced exploration and production, or upstream, technology, and the United Nation's raising of Iraq's oil-for-food allowance. In March 1999, after gasoline prices hit inflation adjusted historic lows in February, OPEC members announced their agreement to cut production by approximately 2.7% of world supply, and non-OPEC producers followed suit, contributing to the decrease in supply. Refinery fires and pipeline problems compounded the decrease in supply and the recovering Asian and Latin American economies increased demand for crude. Gasoline prices rapidly went from their lowest inflation adjusted levels in history to record highs, not adjusted for inflation, in some areas, most notably the west. Tremendous pressure was put on marketers in 1999 by rapidly rising gasoline prices. According to industry experts, every dollar increase in crude prices per barrel translates to a 2.5-cent increase in retail gasoline prices. Marketers saw their margins reduced as they were prevented from passing along all of the wholesale price increase to consumers.

     Similar to many other retail industries, the c-store and petroleum marketing industry is facing a shortage of employees; which is especially acute in areas saturated with retail, such as the northeast. The cause of the shortage is the decline in teenagers and the low unemployment level. In addition, OSHA's 1998 safety guidelines recommend maintaining two employees on duty at all times, and operators' cleanliness and customer service focus require additional employees. Unemployment remains low and competition for labor is high. With the increase in services offered, most prominently foodservice, the number of employees per store has grown significantly. The industry, which typically pays higher than minimum wage, will need to continue to do so to attract employees. Because of image upgrades, operators are now looking for customer-service oriented employees, which puts more pressure on operators to find qualified workers. In the face of the difficulty in recruiting labor, c-store operators routinely compete for labor and hire from one another's staff. In addition, c-store operators are competing with all other retail segments and with entry-level white collar and technical jobs for employees. With the increasing need for retail skills, competition for quality employees is getting even steeper.

     The industry is facing new challenges as well as volatile gasoline margins. Most companies in the industry are changing operations to be competitive and adding services to counteract volatile gasoline margins and tobacco's uncertain future. C-stores have become the prevailing channel for cigarette sales, though with the price increases seen in 1998, margins on this category may be pressured. Many additional areas are causing concern among industry executives. The top concern is availability of labor. Tied for second place are government regulation and employee theft. Rounding out the top 6 concerns are technology, tobacco legislation and competition within the industry. Many concerns pertain to the increasing cost of doing business: competition, attracting new employees, upgrading technology, employee theft, and looking for new sources of capital. Despite all the urgency placed on brand differentiation through facilities and ancillary service offerings, location and customer service are still viewed to be the key success factors for a c-store. Convenient location and customer service, coupled with competitive gasoline prices, are ways to generate sales. To increase the bottom line, operators need to become more efficient, taking advantage of economies of scale and scope where possible.

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
THE AUTOMOTIVE AFTERMARKET INDUSTRY

     The automotive aftermarket industry is defined as products and services sold after the initial purchase of a new motor vehicle, including non-manufacturer options at the time of original sale. FFCA estimates the automotive aftermarket reached $160 billion in product and service sales in 1998, up from $155 billion in 1997, based on several sources of industry information available. This represents 1.8% of gross domestic product and 2.7% of personal consumption expenditures in 1998. Total aftermarket sales are heavily correlated with gross domestic product, disposable personal income, vehicle miles driven and vehicle age. Total sales of $160 billion encompasses aftermarket product sales and service, including labor, charges for all cars, light trucks and heavy trucks, but does not include auto body parts, crash parts, communication equipment, sound accessories, audio equipment, fuel and miscellaneous accessories or the cost of labor performed in-house by fleets in their own repair facilities.

     Consumers have three basic choices for repairing or personalizing their vehicle: (1) take the vehicle to an automobile dealer; (2) select an independent mechanic or specialty chain; and/or; (3) perform the repair themselves. Thus, the aftermarket is divided into two segments based on these decisions: parts and service. The parts segment is comprised of accessories and replacement parts that are sold to consumers who typically perform their own vehicle maintenance. The service segment encompasses the sale of professionally installed parts and labor to consumers. The service segment includes functions like fluids (lube shops), under-the-car (brake shops), under-the-hood (tune-up shops and transmission shops), tires, auto body and paint, and combinations of these sectors. Both specialty chains and dealers are included in the service segment. Most major chains generally specialize in one segment or the other. In the service segment, some locations are focusing on single services while others are developing a menu of services to increase the average ticket per customer.

     There are approximately 370,000 outlets that compete in the automotive aftermarket. Most are owned by independent operators, as evidenced by the fact that the top 50 chains in the aftermarket account for approximately 9% of all outlets. On the other hand, according to the Automotive Parts and Accessories Association, general repair shops and service stations, like independents, perform nearly 45% of all services on light cars and trucks. This implies that chains are more efficient, capturing a large share of the market despite their fewer number of units. Competitive factors in the industry for both parts and service include location, quality of service, quality of products, price, concept name and recognition, and speed of service.

     Competitors within the aftermarket include: (1) full service gasoline stations; (2) auto dealerships; (3) general repair garages; (4) tire outlets;
(5) discounters/mass retail merchandisers; (6) parts retailers; and (7) specialty repair shops. Specialty repair shops have been a driving factor behind the growth in the aftermarket. The specialty service business encompasses the service of specific automotive needs like mufflers, tune-ups, transmissions, paint and bodywork, oil changes, and auto glass. Some companies adopt a single service/product line while others have expanded to multiple lines.

     Maintainers are persons responsible for the repair and maintenance of an automobile, truck, sport utility vehicle, or van. A maintainer can be a vehicle owner, lessee, or caretaker. There are two types of maintainers -- vehicle owners that prefer to repair or accessorize their vehicle, or for a friend, relative, etc., themselves known as the do-it-yourselfer, or DIYer, and those that prefer to have a professional work on their vehicle known as the do-it-for-me, or DIFM. These two groups are not mutually exclusive. Many light DIY consumers, like those who change their own oil, prefer to take their vehicles to the shop for more difficult or time-consuming maintenance/repairs. While DIY sales grew slowly over the past decade, purchased services and product sales at DIFM establishments increased at a faster rate. The booming economy and aging population are changing many DIY customers into DIFM customers.

     Of the 370,000 outlets that compete in the automotive aftermarket, 330,000 are service outlets, including specialty repair shops, tire stores, and independent garages and service stations. The top 40 chains account for approximately 8% of the total outlets in the service segment. However, the Automotive Service Industry Association estimates that chain repair shops were responsible for 42.1% of sales, while independent garages captured 57.9% of

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sales. By far, the largest group in the industry is independent repair shops.
The top 50 companies in terms of units account for 8.9% of the estimated 370,000 locations that compete in the industry. The number of service station and garages that perform auto repair declined significantly between 1980 and 1999, slipping from 227,000 to 148,000. Only an estimated 40,000 gasoline stations still perform some form of automotive repair. In addition, their market share of products installed by mechanics in light cars and trucks has dropped as well. Most chains in this industry are comprised of small franchisees with 1-5 stores, rather than large franchise operators like those found in the restaurant industry. As a result, franchisees in this industry rely heavily on the franchisor for services like inventory, training, site selection, and even financing. Independent shop owners and small franchisees often work in their shops. This fact, in combination with the growth of chains, increasing competition, increasing cost of technology, and increasing cost of labor, is forcing a change in the industry. Chains, especially quick lube chains, are purchasing independents. With industry growth slowing, many independents are fighting for survival. This has lead them to 1) specialize in services, like electrical and engine rebuilds, that chains choose not to perform because they are either too hard to estimate correctly, too hard to perform to consumer's satisfaction or unprofitable; and 2) join service program groups being created by parts warehouse distributors and jobbers.

     The face of the service segment is changing through specialization, consolidation, assimilation and teaming. Most chains specialize in one or more services. There are no real general repair shop chains in the aftermarket. Specialization, the concentration of efforts in a particular field or activity, occurs when companies focus on one area of business, rather than being all things to all people. Quick lubes are an example of chains that specialize in one service, while tune-up shops typically offer several services, including tune-ups and oil changes. Chains specialize for many reasons including: decreasing bay downtime, increasing profitability, reducing labor, and increasing brand awareness. Consolidation is also occurring in the mature industry. Larger chains are acquiring smaller chains and independents to increase store size and spread costs over more locations. Assimilation of independents through jobber and warehouse program groups is allowing independents to have brand awareness and legitimacy (i.e. customer confidence) through the program's brand name, as well as discounts or rebates on purchases. Teaming/co-branding typically occurs to save construction costs or gain brand acceptance for a concept new to an area.

     Specialty stores, a growth area in the DIFM market, have increased business because customers believe these outlets perform more efficient and accurate work than themselves or the local garage. These chains have developed brand awareness, and with it, customer expectations of quality. Customers' trust in specialty stores has grown, as well as trust in the gas stations that have survived. Quality is the number one factor affecting consumers' choice of where to get their car serviced, according to a Lang Marketing study, with a 44% significance rating. Following quality is convenience at 29%, price at 14%, service at 8% and products at 5%. Quality and convenience have both increased in significance since 1987, with quality increasing 5% and convenience increasing 6%, at the expense of service and products.

     Approximately 46% of vehicle owners desert dealerships, choosing non-dealer maintenance options once vehicle warranties expire, according to J.D. Power & Associates. However, extended warranties and automobile leasing have strengthened consumers bond with automobile dealers. The dealer service market product share has increased since 1990 and is expected to continue to increase in the foreseeable future. Dealers are exploring several new strategies to lure customers in for service, including freestanding neighborhood repair shops and convenience services at the dealerships. Some dealers began selling tires in 1999 in an effort to keep DIFM service dollars flowing to dealerships. In addition, new car manufacturers are adding options that used to be exclusively sold in the aftermarket, like window tinting and auto alarms, to increase sales.

     A challenge to the industry is that most consumers have a "general lack of desire" to have routine maintenance performed on their vehicles, and the leasing trend is encouraging more of this attitude. Many industry participants are focusing on consumer education, to ensure that consumers understand the benefits of performing scheduled maintenance, as defined by both the manufacturer and industry averages, like higher resale value and giving their vehicle a longer useful life. On the other hand, neglecting regular maintenance can cost money, through problems like corroded brakes from not changing brake fluid, engine seizure from not changing the oil, and replacing tires more often because they were not rotated.

REGULATION

     FFCA, through its ownership and financing of real estate, is subject to a variety of environmental, health, land-use, fire and safety, and other regulation by federal, state and local governments. The properties, which FFCA either purchases or finances, are subject to various requirements and potential liabilities under federal, state and local environmental laws and regulations. Some environmental laws impose liability on property owners for the presence of hazardous substances on their properties regardless of whether the owner was responsible for the release of the substances. Under various environmental laws, a lender may, under limited circumstances, be deemed to be an "owner" or "operator" of a property, thereby imposing liability upon the lender for the cost of responding to a release, or threat of a release, of hazardous substances on or from a borrower's property, regardless of whether a previous owner caused the environmental damage. Federal and state environmental laws have established a regulatory program for the detection, prevention and clean up of leaking underground storage tanks.

     FFCA's policy with respect to environmental risks, which has been in effect since mid-1994, is that all properties which are to be either acquired or financed shall have been the subject of (1) a Phase I environmental assessment which concludes that no further investigation is necessary; if the Phase I assessment recommends further investigation, a Phase II environmental assessment which concludes that no remediation or further action is required or, (2) an environmental insurance policy from a third-party insurance carrier. Properties acquired from FFCA's predecessors did not have environmental investigations performed either at the time FFCA acquired the properties from its predecessors or when the properties were acquired by the predecessor entities. FFCA is not currently a party to any litigation or administrative proceeding with respect to a property's compliance with environmental standards, which could reasonably be expected to have a material adverse effect upon FFCA. However, FFCA is investigating the nature and extent of contamination, primarily trichloroethylene, tetrachloroethylene and hydrocarbons, in the soil and groundwater associated with a property FFCA owns in Buffalo, New York. The New York State Department of Environmental Conservation, or NYSDEC, has approved the workplan for the investigation, and the investigation is proceeding under NYSDEC's voluntary cleanup program. FFCA is currently unable to estimate the costs associated with the cleanup, but does not anticipate it will have a material adverse effect on FFCA's operations.

     In the case of properties to be acquired or financed in which underground storage tanks are present or gasoline or other petroleum products are being dispensed, FFCA has adopted a policy that environmental insurance must be obtained for the benefit of FFCA. This insurance provides coverage for environmental remediation, compliance and clean-up costs incurred in connection with the presence at, or migration from, the insured property of hazardous materials and other pollutants, as well as liability to third parties. In the case of properties financed by FFCA through mortgage loans, the environmental insurance policy term equals the full term of the related mortgage loan. In the event of a loss, as defined in the policy, the insurer must pay the outstanding principal balance due under the applicable mortgage loan, less a deductible amount. With regard to some of the policies that were purchased prior to 1999, in the event of a loss, the insurer must pay the lesser of (1) the cost of remediation and other clean-up costs and expenses, or (2) the outstanding principal balance due under the applicable mortgage loan, less a deductible amount. In the case of properties acquired by FFCA in sale-leaseback or similar transactions, title is acquired in the name of a special purpose subsidiary of FFCA formed solely for the purpose of holding title to the property. The environmental insurance policy that is issued where FFCA purchases the property is for a term of 20 years, subject to renewals for ten-year periods. In assessing the environmental risk associated with the ownership of potentially contaminated real property, FFCA obtains from its insurer an environmental risk assessment upon which it bases its decision whether to purchase a given property

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and the amount of coverage to obtain. In all instances, it is FFCA's policy to purchase coverage in an amount equal to 100% of the worst-case estimate of the cost of remediation as determined by the environmental insurer, less the deductible amount.

INSURANCE

     FFCA believes that all of our properties are covered by adequate comprehensive liability, fire, flood and extended loss insurance provided by reputable companies, with commercially reasonable and customary deductibles and limits. Specified types and amounts of insurance are required to be carried by each operator under the financing agreements with the company. There are, however, types of losses, like those resulting from wars or earthquakes, which may be either uninsurable or not economically insurable in some or all locations. An uninsured loss could result in a loss to FFCA of both its capital investment and anticipated profits from the affected property.

LEGAL PROCEEDINGS

     FFCA is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the company or its properties, other than routine litigation arising in the ordinary course of business.

                     MANAGEMENT AND DIRECTORS OF THE COMPANY

     The directors and executive officers of the company are:

         Name                             Office                             Age
         ----                             ------                             ---
Morton H. Fleischer ....    Director, Chairman of the Board and               63
                              Chief Executive Officer
Christopher H. Volk ....    Director, President, Chief Operating              44
                              Officer, Assistant Secretary and
                              Assistant Treasurer
John R. Barravecchia ...    Executive Vice President, Chief Financial         45
                              Officer, Treasurer and Assistant Secretary
Dennis L. Ruben ........    Executive Vice President, General Counsel         47
                              and Secretary
Stephen G. Schmitz .....    Executive Vice President, Chief Investment        46
                              Officer and Assistant Secretary
Catherine F. Long ......    Senior Vice President--Finance, Principal         44
                              Accounting Officer, Assistant Secretary
                              and Assistant Treasurer
Willie R. Barnes .......    Director                                          68
Kelvin L. Davis ........    Director                                          36
Kathleen H. Lucier .....    Director                                          46
Dennis E. Mitchem ......    Director                                          69
Louis P. Neeb ..........    Director                                          61
Kenneth B. Roath .......    Director                                          64
Casey J. Sylla .........    Director                                          57
Shelby Yastrow .........    Director                                          64

     The following is a description of the name, principal occupation or employment during the past five years and other directorships of the directors and executive officers of FFCA:

     MORTON H. FLEISCHER is Director, Chairman of the Board and Chief Executive Officer of the company. Mr. Fleischer previously served as the President, Chief Executive Officer and director of Franchise Finance Corporation of America I, a Delaware corporation ("FFCA I") (a predecessor corporation of the company) since its formation in 1980. Mr. Fleischer has acted as an individual general partner (or general partner of the general partner) of the eleven public limited partnerships that were consolidated to form the company in 1994. In addition, he was a general partner (or general partner of the general partner) in the

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following public limited partnerships which invested in travel plazas and were liquidated in 1999: Participating Income Properties 1986, L.P., Participating Income Properties II, L.P.; and Participating Income Properties III Limited Partnership. Mr. Fleischer is currently the general partner of the general partner of Scottsdale Land Trust Limited Partnership, a publicly owned limited partnership involved in commercial land development.

     CHRISTOPHER H. VOLK is Director, President, Chief Operating Officer, Assistant Secretary and Assistant Treasurer of the company. Mr. Volk previously served as Executive Vice President of the company from July 28, 1995 to December 31, 1999, Senior Vice President-Underwriting and Research of the company from June 1, 1994 until July 28, 1995, and as Vice President-Research of FFCA I from October 1989 until June 1, 1994.

     JOHN BARRAVECCHIA is Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of the company. Mr. Barravecchia previously served as Senior Vice President, Chief Financial Officer and Treasurer of the company from June 1, 1994 until July 28, 1995, and as Senior Vice President of FFCA I from October 1989 until June 1, 1994. Prior to joining FFCA I in March 1984, Mr. Barravecchia was associated with the international public accounting firm of Arthur Andersen LLP.

     DENNIS L. RUBEN is Executive Vice President, General Counsel and Secretary of the company. Mr. Ruben served as Senior Vice President and General Counsel of the company from June 1, 1994 to January 28, 1997. Mr. Ruben previously served as an attorney and counsel to FFCA I from March 1991 until June 1, 1994. Prior to joining FFCA I, Mr. Ruben was a partner with the national law firm of Kutak Rock LLP.

     STEPHEN G. SCHMITZ is Executive Vice President, Chief Investment Officer and Assistant Secretary of the company. Mr. Schmitz served as Senior Vice President-Corporate Finance from June 1, 1994 to January 28, 1997. Mr. Schmitz previously served in various other positions as an officer of FFCA I from 1986 to June 1, 1994.

     CATHERINE F. LONG is Senior Vice President-Finance, Principal Accounting Officer, Assistant Secretary and Assistant Treasurer of the company. Ms. Long served as Vice President-Finance of the company from June 1, 1994 to January 28, 1997. Ms. Long previously served as Vice President-Finance of FFCA I from June 1990 until June 1, 1994. From 1978 to May 1990, Ms. Long was associated with the international public accounting firm of Arthur Andersen LLP.

     WILLIE R. BARNES, Esq. is a corporate and securities law attorney. Mr. Barnes has been a partner in the law firm of Musick, Peeler & Garrett since June 1992. He is a member of the Business Law Section of the American Bar Association, in addition to other committees. Mr. Barnes was appointed as the Commissioner of Corporations for the State of California in 1975 and is a member of the California Senate Commission on Corporate Governance, Shareholder Rights and Securities Transaction. He is currently a director and secretary of American Shared Hospital Services.

     KELVIN L. DAVIS is a partner in The Texas Pacific Group, an international private equity investment firm. Mr. Davis joined The Texas Pacific Group in March 2000. Prior to joining The Texas Pacific Group, Mr. Davis was the President and Chief Operating Officer of Colony Capital, Inc., an international real estate-related investment firm. Mr. Davis was employed with Colony since its formation in 1991. Prior to 1991, Mr. Davis was a principal of RMB Realty, Inc. Prior to that time he was employed by Goldman, Sachs & Co. and Trammell Crow Company. Mr. Davis is currently a director of Crestline Capital Corporation and a director of Harvey's Casino Resorts.

     KATHLEEN H. LUCIER is Principal of Stiglich Lucier & Co., a strategic visioning firm focused on international and national banking, finance and retail enterprises. Ms. Lucier has been with Stiglich Lucier & Co. since its formation in August 1999. She previously served as Executive Vice President for the Southwest Region for Wells Fargo Bank with responsibility for Arizona and Nevada from November 1996 to November 1998. Prior to that time, she held various management, sales, marketing and operation positions at Wells Fargo.

     DENNIS E. MITCHEM has been the Director of Corporate Relations, Northern Arizona University since October 1998. Mr. Mitchem has also served as Executive Director of Habitat for Humanity, Valley of the Sun, from April 1996 to October

1998, and prior to that time was an independent management consultant for privatization and financial services projects. From March 1994 to December 1995, Mr. Mitchem worked in Moscow serving as a consultant to the Russian Privatization Center in the establishment of its local Privatization Centers. From July 1992 to February 1994, he was Managing Director of CAJV, a joint venture between Arthur Andersen and Castillo Company, Inc., and managed the Denver, Colorado financial processing center of the Resolution Trust Corporation. From 1954 to June 1993, he was employed by Arthur Andersen LLP, where he became a partner in 1967 and retired as a senior partner in June 1993.

     LOUIS P. NEEB has been Chairman of the Board and Chief Executive Officer of Mexican Restaurants, Inc. since October 1995. Mr. Neeb also serves as President of Neeb Enterprises, Inc., a restaurant consulting firm. He was President and Chief Executive Officer of Spaghetti Warehouse, Inc., from 1991 to January 1994 and President of Geest Foods USA from September 1989 to June 1991, prior to which he served as President and Chief Executive Officer of Taco Villa, Inc. Mr. Neeb spent ten years with the Pillsbury Company in various positions which included: Executive Vice President, Pillsbury; Chairman of the Board, Burger King; and President, Steak `N Ale Restaurants. Mr. Neeb is also a director of CEC Entertainment, Inc., (formerly ShowBiz Pizza Time, Inc.) and Silver Diner Development Inc. and was previously a director of On the Border Cafes, Inc.

     KENNETH B. ROATH is the Chairman, President and Chief Executive Officer of Health Care Property Investors, Inc., a real estate investment trust organized in 1985 to invest, on a net lease basis, in health care properties. Mr. Roath is a director and chairman of the compensation committee of Arden Realty, Inc.
(NYSE), a real estate investment trust. Mr. Roath is also the past Chairman and a past member of the executive committee of the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"). Mr. Roath is an Ex-Officio member of the Board of Governors of NAREIT.

     CASEY J. SYLLA is the Senior Vice President and Chief Investment Officer of Allstate Insurance Company. From 1992 until July 1995, Mr. Sylla was an Executive Officer and Vice President and head of the Securities Department of The Northwestern Mutual Life Insurance Company.

     SHELBY YASTROW is an attorney and counsel to the law firm of Sonnenschein Nath & Rosenthal in Chicago, Illinois. He joined McDonald's Corporation in 1978 as Vice President, Chief Counsel of Litigation and Assistant Secretary. He was appointed Vice President, General Counsel of McDonald's Corporation in 1982 and Senior Vice President in 1988, before being named Executive Vice President in 1995. He retired from McDonald's Corporation in December 1997. Mr. Yastrow received his law degree from Northwestern University in 1959.

                            DESCRIPTION OF THE NOTES

     The notes offered by this prospectus supplement and the accompanying prospectus constitute a separate series of debt securities, which are more fully described in the accompanying prospectus, to be issued under an indenture dated as of November 21, 1995, between FFCA and Wells Fargo Bank, National Association, as trustee, as supplemented by an officer's certificate establishing the terms of the notes. The following description of the particular terms of the notes supplements and replaces inconsistent provisions contained in the description of the general terms and provisions of the debt securities contained in the prospectus.

     Investors are directed to the description of the debt securities under "Description of Debt Securities" in the accompanying prospectus. The terms of the notes include provisions contained in the Trust Indenture Act of 1939, or the TIA, and holders of notes are referred to the indenture and the TIA for further information. The following summary of the provisions of the indenture is not complete and is qualified in its entirety by reference to the indenture, including the definitions in the indenture of terms used below. Copies of the indenture and the notes are available for inspection at the office of the trustee located at 100 West Washington, Phoenix, Arizona 85003. As used in this section, the "company" means Franchise Finance Corporation of America exclusive of its subsidiaries.

GENERAL

     The notes will be limited in aggregate principal amount to $100,000,000. The notes will be direct, senior unsecured obligations of the company and will rank equally with all other senior unsecured indebtedness of the company from time to time outstanding. The notes will be effectively subordinated to mortgage and other secured indebtedness, if any, of the company and to indebtedness and other liabilities of the company's subsidiaries, as defined below.

     As of June 30, 2000, on a pro forma basis after giving effect to the sale of the notes offered in this prospectus supplement and the application of the net proceeds of the offering, the total outstanding indebtedness of the company and its subsidiaries would have been approximately $733.8 million. Subject to the limitations in the notes as described below, the indenture will permit the company and its subsidiaries to incur additional secured and unsecured indebtedness.

     The notes will be issued only as global securities in fully registered book-entry form without coupons, except under the limited circumstances described below.

     Reference is made to the section titled "Description of Debt Securities-Certain Covenants" in the accompanying prospectus and "-- Additional Covenants of the company" below for a description of the covenants applicable to the notes. Compliance with these covenants generally may not be waived by the trustee unless the holders of at least a majority in principal amount of outstanding notes consent to the waiver with respect to the affected series. However, the defeasance and covenant defeasance provisions of the indenture described in the accompanying prospectus will apply to the notes.

     Except as described under "Description of Debt Securities -- Merger, Consolidation or Sale of Assets" in the accompanying prospectus or "-- Additional Covenants of the Company" below, the indenture does not contain any other provisions that would give holders of the notes protection in the event of
(1) a highly leveraged or similar transaction involving the company, (2) a change of control, or (3) a reorganization, restructuring, merger or similar transaction involving the company that may adversely affect the holders of the notes. In addition, subject to the limitations under "Description of Debt Securities -- Merger, Consolidation or Sale of Assets" in the accompanying prospectus, the company may, in the future, enter into transactions like the sale of all or substantially all of its assets or the merger or consolidation of the company with another entity that would increase the amount of the company's indebtedness or substantially reduce or eliminate the company's assets, which may have an adverse affect on the company's ability to service its indebtedness, including the notes.

     The company has no present intention of engaging in a highly leveraged or similar transaction involving the company. In addition, restrictions on ownership and transfers of the company's capital stock designed to preserve its status as a REIT may act to prevent or hinder any transaction of that type or a change of control.

INTEREST AND MATURITY

     The notes will bear interest at the rate on the cover page of this prospectus supplement from the date of issuance or the most recent interest payment date, as defined below, to which interest has been paid or provided for,
payable semi-annually on       and       of each year, each an interest payment
date, beginning on       , 20__, to the person in whose name a note is
registered at the close of business on the       or       , as the case may be,
immediately before the interest payment date.

     The notes will mature on       , 20  . The notes are not subject to any
sinking fund provisions.

OPTIONAL REDEMPTION

     The notes will be redeemable, at the option of the company, in whole or in part at any time or from time to time, upon not less than 30 and not more than 60 days' notice, on any date prior to maturity, referred to as a "redemption date." The redemption price will be equal to 100% of the principal amount of the notes to be redeemed plus accrued interest to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date, plus a make-whole premium, if any, together referred to as the "redemption price." The redemption price will never be less than 100% of the principal amount of the notes plus accrued interest to the redemption date.

     The amount of the make-whole premium with respect to any note, or portion of a note, to be redeemed will be equal to the excess, if any, of:

     (1) the sum of the present values, calculated as of the redemption date, of:

          (a) each interest payment that, but for the redemption, would have been payable on the note, or portion of a note, being redeemed on each interest payment date occurring after the redemption date, excluding any accrued interest for the period prior to the redemption date; and

          (b) the principal amount that, but for the redemption, would have been payable at the final maturity of the note, or portion of the note, being redeemed; over

     (2) the principal amount of the note, or portion of the note, being redeemed.

     The present values of interest and principal payments referred to in clause
(1) above will be determined in accordance with generally accepted principles of financial analysis. The present values will be calculated by discounting the amount of each payment of interest or principal from the date that each payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the Treasury Yield, as defined below, plus 25 basis points.

     The make-whole premium will be calculated by an independent investment banking institution of national standing appointed by the company; provided, that if the company fails to make this appointment at least 30 calendar days prior to the redemption date, or if the institution so appointed is unwilling or unable to make this calculation, the calculation will be made by Salomon Smith Barney Inc., or its affiliate, or, if Salomon is unwilling or unable to make the calculation, by an independent investment banking institution of national standing appointed by the trustee.

     For purposes of determining the make-whole premium, "treasury yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury notes that have a constant maturity that corresponds to the remaining term to maturity of the notes, calculated to the nearest 1|M/12th of a year, referred to as the remaining term. The treasury yield will be determined as of the third business day immediately before the applicable redemption date.

     The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release. If the release contains a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the treasury yield will be equal to this weekly average yield. In all other cases, the treasury yield will be calculated by interpolation on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the remaining term and the United States Treasury Notes that have a constant maturity closest to and less than the remaining term, in each case as shown in the release. Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward.

     If weekly average yields for United States Treasury Notes are not available in the release or otherwise, then the treasury yield will be calculated by interpolation of comparable rates selected by the independent investment banker.

     Any notice to the holders of notes of a redemption need not contain the redemption price of the notes but need only contain the calculation of the redemption price as described above. The redemption price, calculated as described above, will be shown in an Officers' Certificate (as defined in the indenture) delivered to the trustee no later than two business days before the redemption date.

     In the case of any partial redemption, selection of the notes for redemption will be made by the trustee on a pro rata basis, by lot or by any other method as the trustee in its sole discretion deems to be fair and appropriate, although no note of $1,000 in original principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to that note will state the portion of the principal amount of that note to be redeemed. A new note in a principal amount equal to the unredeemed portion will be issued in the holder's name upon cancellation of the original note.

ADDITIONAL COVENANTS OF THE COMPANY

     Reference is made to the section titled "Description of Debt Securities" in the accompanying prospectus for a description of the covenants applicable to the notes. In addition to those covenants, the following covenants of the company will apply to the notes for the benefit of the holders of the notes:

     LIMITATION ON INCURRENCE OF TOTAL DEBT. The company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of the additional Debt and the application of the proceeds from the Debt, the aggregate principal amount of all outstanding Debt of the company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (1) the company's Total Assets (as defined below) as of the end of the calendar quarter prior to the incurrence of the additional Debt and (2) the increase in Total Assets from the end of the quarter including, without limitation, any increase in Total Assets caused by the incurrence of the additional Debt.

     LIMITATION ON INCURRENCE OF SECURED DEBT. In addition to the above limitation on the incurrence of Debt, the company will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind on any of its properties, and will not otherwise grant or convey any mortgage, charge, pledge, encumbrance or security interest of any kind, if immediately after giving effect to it, the aggregate principal amount of all outstanding Debt of the company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles which is secured by any mortgage, charge, pledge, encumbrance or security interest of any kind on property of the company or any Subsidiary is greater than 40% of the sum of (1) the company's Total Assets as of the end of the calendar quarter prior to the incurrence of the Debt, and (2) any increase in Total Assets from the end of the quarter including, without limitation, any increase in Total Assets caused by the incurrence of the additional Debt.

     DEBT SERVICE COVERAGE. In addition to the foregoing limitations on the incurrence of Debt, the company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to Annual Service Charge (as defined below) for the four consecutive calendar quarters most recently ended prior to the date on which the additional Debt is to be incurred is less than 1.5 to 1.0 on a pro forma basis after giving effect to the incurrence of the Debt and the application of the proceeds from the Debt.

     MAINTENANCE OF TOTAL UNENCUMBERED ASSETS. The company will maintain at all times Total Unencumbered Assets (as defined below) of not less than 150% of the aggregate outstanding principal amount of all outstanding unsecured Debt of the company and its Subsidiaries.

     As used in this section:

          "ANNUAL SERVICE CHARGE" means the interest expense of the company and its Subsidiaries for the four consecutive fiscal quarters most recently ended, including, without limitation, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, net costs pursuant to hedging obligations, the interest component of all payments associated with Capitalized Leases, amortization of debt issuance costs, amortization of original issue discount, non-cash interest payments and the interest component of any deferred payment obligations.

          "CAPITALIZED LEASE" means any lease of property by the company or any Subsidiary as lessee that is reflected on the company's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles.

          "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income (as defined below) of the company and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for (1) interest on Debt of the company and its Subsidiaries, (2) provision for taxes of the company and its Subsidiaries based on income, (3) amortization of debt discount, (4) provisions for gains and losses on properties, (5) depreciation, (6) the effect of any non-cash charge resulting from a change in accounting principles in determining Consolidated Net Income for the period and (7) amortization of deferred charges.

          "CONSOLIDATED NET INCOME" for any period means the amount of consolidated net income (or loss) of the company and its Subsidiaries for the period determined on a consolidated basis in accordance with generally accepted accounting principles.

          "DEBT" means any indebtedness of the company or any Subsidiary, whether or not contingent, in respect of (1) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (2) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the company or any Subsidiary, (3) letters of credit or amounts representing the balance deferred and unpaid of the purchase price of any property except any balance that constitutes an accrued expense or trade payable or (4) Capitalized Leases, in the case of items of indebtedness under (1) through (3) above to the extent that any of those items (other than letters of credit) would appear as liabilities on the company's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by the company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the company or any Subsidiary) (it being understood that Debt will be deemed to be incurred by the company or any Subsidiary whenever the company or the Subsidiary creates, assumes, guarantees or otherwise becomes liable in respect of the Debt).

          "SUBSIDIARY" means (1) any corporation, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled to vote in the election of the directors, managers, trustees or other persons having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by the company or one or more of the other Subsidiaries of the company, and (2) any partnership or limited liability company in which the company or one or more of the other Subsidiaries of the company, directly or indirectly, possesses more than a 50% interest in the total capital or total income of the partnership or limited liability company.

          "TOTAL ASSETS" as of any date means the sum of (1) Undepreciated Real Estate Assets and (2) all other assets of the company and its Subsidiaries determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

          "TOTAL UNENCUMBERED ASSETS" means Total Assets minus the value of any properties of the company and its Subsidiaries that are encumbered by any mortgage, charge, pledge, lien, security interest or other encumbrance of any kind, including the value of any stock of any Subsidiary that is so encumbered. For purposes of this definition, the value of each property will be equal to the purchase price or cost of the property and the value of any stock subject to any encumbrance will be determined by reference to the value of the properties owned by the issuer of the stock.

          "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the amount of real estate assets of the company and its Subsidiaries on that date, before depreciation and amortization determined on a consolidated basis in accordance with generally accepted accounting principles.

BOOK-ENTRY SYSTEM

     The notes will be issued in the form of a single fully registered note in book-entry form, referred to as a global security which will be deposited with, or on behalf of, the Depository Trust Company ("DTC") and registered in the name of DTC or its nominee. Unless and until it is exchanged in whole or in part for the individual notes represented, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depository or any nominee of the successor.

     So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by a global security for all purposes under the indenture and the beneficial owners of the notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Except as provided below, owners of beneficial interest in a global security will not be entitled to have any of the individual notes registered in their names, will not receive or be entitled to receive physical delivery of any notes in definitive form and will not be considered the owners or holders of the notes under the indenture. The laws of some states require that purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     If any of the following occur, the company will issue individual notes in certificated form in exchange for a global security:

     * DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the company within 90 days;
     * an Event of Default under the indenture with respect to the notes has occurred and is continuing and the beneficial owners representing a majority in principal amount of the notes represented by a global security advise DTC to cease acting as depository; or
     * the company, in its sole discretion, determines at any time that the notes will no longer be represented by a global security.

     In any of these instances, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual notes in certificated form of like tenor, equal in principal amount to their beneficial interest and to have the notes in certificated form registered in its name. Notes issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

     DTC has advised the company of the following information regarding DTC:

     DTC is:

     *    a limited-purpose trust company organized under the New York Banking
          Law;
     *    a "banking organization" within the meaning of the New York Banking
          Law;
     *    a member of the Federal Reserve System;
     * a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and
     * a "clearing agency" registered under the provisions of Section 17A of the Exchange Act.

     DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, like transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants' accounts, thereby eliminating the need for physical movement of securities certificates.

     Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others like securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note, known as a beneficial owner, is in turn recorded on the direct and indirect participants' records. A beneficial owner does not receive written confirmation from DTC of its purchase. The beneficial owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction.

     Transfers of ownership interests in notes are accomplished by entries made on the books of participants acting on behalf of beneficial owners. The beneficial owners do not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

     To facilitate subsequent transfers, the notes are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC records reflect only the identity of the direct participants to whose accounts notes are credited, which may or may not be the beneficial owners. The participants remain responsible for keeping account of their holdings on behalf of their customers.

     Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. If less than all of the notes represented by a global security are to be redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC mails a proxy, known as an omnibus proxy, to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date, which is identified on a list attached to the omnibus proxy.

     Principal and interest payments on the notes will be made by the company to the trustee and from the trustee to DTC. DTC's practice is to credit direct participant's accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participant and not of DTC, the trustee or the company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the company or the trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of direct and indirect participants.

     DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the company or the trustee. Under these circumstances, in the event that a successor securities depository is not appointed, note certificates are required to be printed and delivered.

     The company may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depository. In that event, note certificates will be printed and delivered.

     None of the company, the trustee, any paying agent, the security registrar or the underwriters will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security for any notes or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between the participants and the owners of beneficial interests in a global security owned through the participants.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     FFCA is a real estate investment trust. Recently, legislation was enacted that modifies some of the rules that apply to REITs. Specifically, the legislation includes a provision that limits a REIT's ability to own more than 10%, by vote or value, of the stock of another corporation. In general, a REIT cannot currently own more than 10% of the outstanding voting securities of any one issuer. The legislation allows a REIT to own any percentage of the voting stock and value of a taxable REIT subsidiary, provided all of the REIT's taxable REIT subsidiaries do not represent more than 20% of the REIT's total assets and at least 75% of the REIT's total assets are real estate assets or other qualifying assets. This legislation may require FFCA to restructure its interest in FFCA Funding because FFCA is considered to own more than 10% of the value of FFCA Funding. Additionally, the legislation includes a provision that prevents a taxable REIT subsidiary from deducting interest on debt funded directly or indirectly by a REIT if tests regarding the taxable REIT subsidiary's debt to equity ratio and interest expense are satisfied. The legislation also includes a provision that reduces the REIT distribution requirement from 95% to 90% of a REIT's taxable income as described in the prospectus. The provisions discussed above are generally effective for taxable years ending after December 31, 2000.

     In addition, the legislation includes a provision that provides transition rules to allow C corporations, like FFCA Funding, to convert into "taxable REIT subsidiaries" tax free. The Treasury Department recently published temporary regulations that include rules that are similar to the rules contained in Internal Revenue Service Notice 88-19. The temporary regulations provide that a REIT must file an election to be subject to the rules of Section 1374 of the Internal Revenue Code and regulations thereunder with respect to the net built-in-gain of C corporation assets that become assets of a REIT, by the qualification of the C corporation as a REIT or by the transfer of the assets of a C corporation to a REIT in a transaction in which the assets have a carryover basis in the hands of the REIT, if the C corporation is to avoid the recognition of any gain arising from the qualification or transaction.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement dated the date of this prospectus supplement, FFCA has agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase from FFCA, the principal amount of the notes shown opposite its name below:

                                                                Principal Amount
Underwriter                                                       of the Notes
-----------                                                       ------------
Salomon Smith Barney Inc. ...................................     $ 70,000,000
Donaldson, Lufkin & Jenrette Securities Corporation .........       20,000,000
Banc of America Securities LLC ..............................       10,000,000
                                                                  ------------
 Total ......................................................     $100,000,000
                                                                  ============

     In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions in the agreement, to purchase all of the notes offered in this prospectus supplement if any notes are purchased.

     The underwriters have advised FFCA that they propose initially to offer the notes to the public at the public offering price shown on the cover page of this prospectus supplement, and to selected dealers at this price less a concession not in excess of % of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a concession to other dealers not in excess of % of the principal amount of the notes. After the initial public offering, the public offering prices and concessions may be changed from time to time.

     FFCA has agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in respect of those liabilities.

     The underwriters have advised FFCA that they intend to make a market in the notes after the completion of the offering; however, the underwriters are not obligated to do so, and any market-making, if begun, may be terminated at any time without notice. No assurance can be given as to the liquidity of the trading market, if any, for the notes.

     Some persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes, including purchases of the notes to stabilize their market prices, purchases of the notes to cover some or all of a short position in the notes maintained by the underwriters and the imposition of penalty bids.

     Until the distribution of the notes is completed, rules of the SEC may limit the ability of the underwriters and selling group members to bid for and purchase the notes. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of the notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes.

     If the underwriters create a short position in the notes in connection with this offering, the underwriters may reduce that short position by purchasing notes in the open market. A short position would occur if the underwriters sell more notes than are shown on the cover page of this prospectus supplement. The underwriters may also impose a penalty bid on selling group members. This means that if the underwriters purchase notes in the open market to reduce the underwriters' short position or to stabilize the price of the notes, they may reclaim the amount of the selling concession from the selling group members who sold those notes as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither FFCA nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes.

     In addition, neither FFCA nor any of the underwriters makes any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

     The underwriters and their respective affiliates have from time to time, provided investment banking and commercial banking services to FFCA, for which they received customary fees. In addition, the underwriters and their affiliates may provide, in the future, these services to FFCA. An affiliate of Banc America Securities LLC is a lender under FFCA's credit facility. FFCA intends to use the net proceeds from the sale of the notes to repay amounts outstanding under the credit facility.

                                  LEGAL MATTERS

     The legality of the notes to be issued in connection with this offering is being passed upon for FFCA by the law firm of Kutak Rock LLP, Denver, Colorado. Various legal matters relating to this offering are being passed upon for the underwriters by the law firm of Latham & Watkins, Los Angeles, California. Members and attorneys of Kutak Rock LLP own an aggregate of approximately 35,000 shares of common stock of FFCA.

PROSPECTUS

                    FRANCHISE FINANCE CORPORATION OF AMERICA
                                 $1,000,000,000
                DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK

     Franchise Finance Corporation of America (the "Company") may from time to time offer in one or more series (i) its debt securities (the "Debt Securities"), or (ii) shares of its preferred stock (the "Preferred Stock"), or
(iii) shares of its Common Stock, par value $.01 per share (the "Common Stock"), with an aggregate public offering price of up to $1,000,000,000 on terms to be determined at the time of offering. The Debt Securities, the Preferred Stock and the Common Stock (collectively, the "Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the Company's option or repayment at the holder's option, terms for sinking fund payments, terms for conversion into Preferred Stock or Common Stock, covenants and any initial public offering price; and (ii) in the case of Preferred Stock, the specific designation and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (iii) in the case of Common Stock, any initial public offering price. In addition, such specific terms may include limitations on actual or constructive ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes. See "Restrictions on Transfers of Capital Stock."

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

                   ------------------------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   ------------------------------------------

                  The date of this Prospectus is April 16, 1998

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The registration statement on Form S-3 (of which this Prospectus is a part) (the "Registration Statement"), the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company makes its filings electronically. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically, which information can be accessed at http://www.sec.gov. In addition, the Common Stock is listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission the Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the Commission's rules and regulations. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

     (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

     (ii) the Company's Current Report on Form 8-K dated January 27, 1998;

     (iii) the Company's Current Report on Form 8-K dated February 17, 1998; and

     (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed June 28, 1994.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to termination of the offering of the Securities, shall be deemed to be incorporated by reference in this Prospectus from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this Prospectus or in any document filed after the date of this Prospectus which is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (not including exhibits to the documents that have been incorporated herein by reference unless the exhibits are themselves specifically incorporated by reference). Such written or oral request should be directed to the Corporate Secretary at 17207 North Perimeter Drive, Scottsdale, Arizona 85255, telephone number (602) 585-4500.

                                   THE COMPANY

     Franchise Finance Corporation of America (the "Company") is a specialty retail finance company dedicated primarily to providing real estate financing to the chain restaurant industry, as well as to the convenience store and automotive parts and service industries. The Company's primary strategy is to provide all necessary financing for multi-unit operators and franchisors who operate retail properties in which the Company invests. The Company's investments are diversified by geographic region, operator and chain. The Company's Common Stock trades on the New York Stock Exchange (the "NYSE") under the symbol FFA. The Company is a Delaware corporation and maintains its corporate offices at 17207 North Perimeter Drive, Scottsdale, Arizona 85255 and its telephone number is (602) 585-4500.

                                 USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include investment in additional properties, the expansion and improvement of certain properties in the Company's portfolio and the repayment of indebtedness.

                       RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth ratios of earnings to fixed charges for the periods shown. The ratio shown for the year ended December 31, 1993 is derived from the combined historical financial information of Franchise Finance Corporation of America I, a Delaware corporation, and eleven real estate limited partnerships, the predecessors to the Company (the "Combined Predecessors"). The ratio shown for the year ended December 31, 1994 is derived from the financial information of both the Combined Predecessors and the Company. The ratios shown for the years ended December 31, 1995, 1996 and 1997 are for the Company.

     The Company commenced operations on June 1, 1994 as a result of the merger of the Combined Predecessors. The information for the periods prior to that date is, in effect, a restatement of the historical operating results of Franchise Finance Corporation of America I and eleven real estate limited partnerships as if they had been consolidated since January 1, 1993. The predecessor companies were primarily public real estate limited partnerships which were prohibited from borrowing for real estate acquisitions and had no opportunity for growth through acquisitions; therefore, the investment objectives of the Company are different than the objectives of the Combined Predecessors, and the information presented below does not necessarily present the ratios of earnings to fixed charges as they would have been had the Company operated as a REIT for all periods presented.

                            Year Ended December 31,
       ----------------------------------------------------------------
       1993           1994           1995           1996           1997
       ----           ----           ----           ----           ----
      43.73          16.78           4.16           3.54           3.04

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (including gain or loss on the sale of property) before REIT transaction related costs plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized, if any) and the amortization of debt issuance costs. To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred share dividends are the same as the ratios presented above.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities will be direct obligations of the Company, which may be secured or unsecured, and which may be senior or subordinated indebtedness of the Company. An unqualified opinion of counsel as to legality of the Debt Securities will be obtained by the Company and filed by means of a post-effective amendment or Form 8-K prior to the time any sales of the Debt Securities are made. The Debt Securities will be issued under an indenture, dated as of November 21, 1995, subject to such amendments or supplements as may be adopted from time to time (the "Indenture") between the Company and Norwest Bank Arizona, National Association, as trustee (the "Trustee"). The Indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

TERMS

     The particular terms of the Debt Securities offered by a Prospectus Supplement will be described in the particular Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the applicable Indenture and any applicable material federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

     The Indenture provides that the Debt Securities may be issued without limits as to aggregate principal amount, in one or more series, in each case as established from time to time by the Company's Board of Directors or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders (the "Holders") of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     The Indenture will provide that the Company may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. If two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities offered thereby for the specific terms thereof, including:

          (a) the title of such Debt Securities;

          (b) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount (subject to certain exceptions described in the Indenture);

          (c) the price (expressed as a percentage of the principal amount thereof or otherwise) at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Stock or Preferred Stock or the method by which any such portion shall be determined;

          (d) if convertible into Common Stock, Preferred Stock, or both, the terms on which such Debt Securities are convertible (including the initial conversion price or rate and conversion period) and, in connection with the preservation of the Company's status as a REIT, any applicable limitations on conversion or on the ownership or transferability of the Common Stock or the Preferred Stock into which such Debt Securities are convertible;

          (e) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (f) the rate or rates, at which such Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates upon which any such interest will be payable, the record dates for payment of such interest, or the method by which any such dates shall be determined, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (g) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion, registration of transfer, or exchange (each to the extent applicable), and where notices or demands to or upon the Company in respect of such Debt Securities and the Indenture may be served;

          (h) the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or, in part, at the Company's option (if the Company has the option to redeem);

          (i) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (j) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency, currency unit, or a composite currency or currencies, and the terms and conditions relating thereto;

          (k) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (l) whether such Debt Securities will be issued in certificated and/or book-entry form, and the identity of any applicable depositary for such Debt Securities;

          (m) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (n) the applicability, if any, of the defeasance and covenant defeasance provisions described herein or set forth in the applicable Indenture, or any modification thereof or addition thereto;

          (o) any deletions from, modifications of or additions to the events of default or covenants of the Company, described herein or in the Indenture with respect to such Debt Securities, and any change in the right of any Trustee or any of the Holders to declare the principal amount of any such Debt Securities due and payable;

          (p) whether and under what circumstances the Company will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge to Holders that are not United States persons, and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment (and the terms of any such option);

          (q) the subordination provisions, if any, relating to such Debt Securities;

          (r) the provisions, if any, relating to any security provided for such Debt Securities; and

          (s) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture.

     If so provided in the applicable Prospectus Supplement, the Debt Securities may be issued at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). In such cases, any special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the Company's ability to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Certain existing restrictions on ownership and transfers of the Common Stock and Preferred Stock are, however, designed to preserve the Company's status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Restrictions on Transfers of Capital Stock." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

     Unless otherwise described in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the applicable Trustee's corporate trust office, the address of which will be set forth in the applicable Prospectus Supplement; provided, however, that, at the Company's option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

     Subject to certain limitations imposed on Debt Securities in the Indenture, the Debt Securities of any series will be exchangeable for any authorized denomination of other Debt Securities of the same series and of a like aggregate principal amount and tender upon surrender of such Debt Securities at the applicable Trustee's corporate trust office or at the applicable office of any agency of the Company. In addition, subject to certain limitations imposed on Debt Securities in the Indenture, the Debt Securities of any series may be surrendered for registration by transfer thereof at the applicable Trustee's corporate trust office or at the applicable office of any agency of the Company. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer and evidence of title and identity satisfactory to the Trustee, the Company, or its transfer agent, as applicable. No service charge will be made for any registration of transfer or exchange of any Debt Securities. However, (with certain exceptions) the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     Neither the Company nor any Trustee shall be required to (a) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of mailing of notice of redemption of any Debt Securities of that series that may be selected for redemption and ending at the close of business on the day of mailing the relevant notice of redemption (or publication of such notice with respect to bearer securities); (b) register the transfer of or exchange any Debt Security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part; or (c) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the Holder's option, except the portion, if any, of such Debt Security not to be so repaid.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indenture will provide that the Company may, with or without the consent of the Holders of any outstanding Debt Securities, consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall be an entity organized and existing under the laws of the United States or a state thereof and such successor entity shall expressly assume the Company's obligation to pay the principal of (and premium, if any) and interest on all the Debt Securities and shall also assume the due and punctual performance and observance of all the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of such successor entity, the Company or any subsidiary as a result thereof as having been incurred by such successor entity, the Company or such subsidiary at the time of such transaction, no event of default under the Indenture, and no event that, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee.

CERTAIN COVENANTS

     EXISTENCE. Except as permitted under "Merger, Consolidation or Sale of Assets," the Indenture will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, material rights (by certificate of incorporation, bylaws and statute) and material franchises; provided, however, that the Company shall not be required to preserve any right or franchise if its Board of Directors determines that the preservation thereof is no longer desirable in the conduct of its business.

     MAINTENANCE OF PROPERTIES. The Indenture will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the Company's judgment may be necessary so that the business carried on or in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

     INSURANCE. The Indenture will require the Company to, and to cause each of its subsidiaries to, keep in force upon all of its properties and operations policies of insurance carried with responsible companies in such amounts and covering all such risks as shall be customary in the industry in accordance with prevailing market conditions and availability.

     PAYMENT OF TAXES AND OTHER CLAIMS. The Indenture will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed on it or any subsidiary or on the income, profits or property of the Company or any subsidiary and (b) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate proceedings.

     PROVISION OF FINANCIAL INFORMATION. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Indenture will require the Company, within 15 days after each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the Commission if the Company were so subject, (a) to transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the applicable register for such Debt Securities, without cost to such Holders, copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections,
(b) to file with the Trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, and (c) to supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective Holder of Debt Securities.

     ADDITIONAL COVENANTS. Any additional covenants of the Company with respect to any of the series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Unless otherwise provided in the applicable Prospectus Supplement, the following events are "events of default" with respect to any series of Debt Securities issued under the Indenture: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance or breach of any other covenant or warranty of the Company contained in the Indenture (other than a covenant or warranty a default in the performance of which or the breach of which is elsewhere in this paragraph specifically dealt with), continued for 60 days after written notice as provided in the applicable Indenture; (e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any of its subsidiaries (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles), in an aggregate principal amount in excess of $10 million or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its subsidiaries (including such leases), in an aggregate principal amount in excess of $10 million, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary of the Company; and (g) any other Event of Default as defined with respect to a particular series of Debt Securities. The term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-K promulgated under the Securities Act.

     If an event of default under the Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority of the principal amount of the outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and overdue interest on the Debt Securities of such series, plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the nonpayment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series have been cured or waived as provided in the Indenture. The Indenture will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (y) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (z) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     The Indenture will require each Trustee to give notice to the holders of Debt Securities within 90 days of a default under the Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of the Trustee consider such withholding to be in such holders' interest.

     The Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it and no contrary directions from the holders of more than 50% of the outstanding Debt Securities of such series. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     The Indenture will provide that the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under the Indenture, unless such holders shall have offered to the Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. The Trustee may, however, refuse to follow any direction that is in conflict with any law or the Indenture or that may involve the Trustee in personal liability or that may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture with respect to any series will be permitted only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities of such series; provided, however, that no such modification or amendment may, without the consent of the holder of each Debt Security of such series, (a) change the Stated Maturity of the principal of (or premium, if any, on), or any installment of principal of or interest on any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the Maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security;
(c) change the place of payment, or the coin or currency, for payment of principal of (or premium, if any), or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security on or after the Stated Maturity or redemption date thereof; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

     The holders of a majority in aggregate principal amount of outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants in the Indenture.

     Modifications and amendments of the Indenture will be permitted to be made by the Company and the Trustee without the consent of any holder of Debt Securities for any of the following purposes: (a) to evidence the succession of another person to the Company as obligor under the Indenture; (b) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture; (c) to add additional events of default for the benefit of the holders of all or any series of Debt Securities; (d) to add or change certain provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (e) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto that are entitled to the benefit of such provision; (f) to secure the Debt Securities; (g) to establish the form or terms of Debt Securities of any Series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock; (h) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (i) to cure any ambiguity, defect or inconsistency in the Indenture; provided, however, that such action shall not adversely affect the interests of holders of Debt Securities of any series in any material respect; or (j) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided, however, that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

     The Indenture provides that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (a) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (b) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (a) above), (c) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security in the applicable Indenture, and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

     The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series. A meeting may be permitted to be called at any time by the Trustee, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver that may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

     Notwithstanding the foregoing provisions, the Indenture provides that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (a) there shall be no minimum quorum requirement for such meeting and (b) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     If provided for in the applicable Prospectus Supplement, the Company will be permitted, at its option, to discharge certain obligations to holders of any series of Debt Securities by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest.

     If provided for in the applicable Prospectus Supplement, the Company may elect either to (a) defease and be discharged from any and all obligations with respect to any series of Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold money for payment in trust) ("defeasance") or (b) be released from certain obligations with respect to such Debt Securities under the applicable Indenture (generally being the restrictions described under "Certain Covenants", herein) or, if provided in the applicable Prospectus Supplement, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities that through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based on a ruling of the Internal Revenue Service (the "IRS") or a change in applicable U.S. federal income tax law occurring after the date of the Indenture. In the event of such defeasance, the holders of such Debt Securities would thereafter be able to look only to such trust fund for payment of principal (and premium, if any) and interest.

     "Government Obligations" means securities that are (a) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged, or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit Obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or Conversion Event based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institution of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities, or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (d) under "Events of Default, Notice and Waiver" with respect to the specified sections of the applicable Indenture (which sections would no longer be applicable to such Debt Securities) or clause (g) thereunder with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity, but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of default. The Company would, however, remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be, at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

PAYMENT

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any Series of Debt Securities will be payable at the Trustee's corporate trust office, the address of which will be stated in the applicable Prospectus Supplement; provided, however, that, at the Company's option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

     All amounts paid by the Company to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Security that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the holder of such Debt Security thereafter may look only to the Company for payment thereof, subject to applicable state escheat laws.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such Series.

                           DESCRIPTION OF COMMON STOCK

     The Company has authority to issue 200,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"). At March 13, 1998, the Company had outstanding 47,885,524 shares of Common Stock.

GENERAL

     The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that the Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock. An unqualified opinion of counsel as to legality of the Common Stock will be obtained by the Company and filed by means of a post-effective amendment or Form 8-K prior to the time any sales of Common Stock are made. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws.

TERMS

     Subject to the preferential rights of any other shares or series of stock, holders of Common Stock will be entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Payment and declaration of dividends on the Common Stock and purchases of shares thereof by the Company will be subject to certain restrictions if the Company fails to pay dividends on the Preferred Stock, if any. See "Description of Preferred Stock." Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts owing with respect to any outstanding Preferred Stock. The Common Stock will possess ordinary voting rights for the election of directors and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of Common Stock will not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all the shares of the Company's Common Stock voting for the election of directors can elect all the directors if they choose to do so and the holders of the remaining shares of Common Stock cannot elect any directors. Holders of shares of Common Stock will not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date. All shares of Common Stock now outstanding are, and additional shares of Common Stock offered will be when issued, fully paid and nonassessable; and no shares of Common Stock are or will be subject to any exchange or conversion rights.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, actually or constructively, by a single person or entity of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

     The registrar and transfer agent for the Common Stock is Gemisys Transfer Agents, 7103 South Revere Parkway, Englewood, CO 80112.

                         DESCRIPTION OF PREFERRED STOCK

     The Company has authority to issue up to 10,000,000 shares of Preferred Stock as described below. At March 13, 1998, there were no shares of Preferred Stock issued or outstanding.

GENERAL

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. An unqualified opinion of counsel as to legality of the Preferred Stock will be obtained by the Company and filed by means of a post-effective amendment or Form 8-K prior to the time any sales of Preferred Stock are made. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Certificate of Incorporation (including the applicable Certificate of Designations) and Bylaws.

     Shares of Preferred Stock may be issued from time to time in one or more series as authorized by the Company's Board of Directors. Subject to limitations prescribed by the Delaware General Corporation Law and the Certificate of Incorporation, the Company's Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution by the Board of Directors or a duly authorized committee thereof. Notwithstanding the foregoing
(i) any series of Preferred Stock may be voting or non-voting, provided that the voting rights of any voting shares of Preferred Stock will be limited to no more than one vote per share on matters voted upon by the holders of such series, and
(ii) in the event any person acquires 20% or more of the outstanding shares of Common Stock and/or Preferred Stock, the Board of Directors cannot issue any series of Preferred Stock unless such issuance is approved by the vote of holders of at least 50% of the outstanding shares of Common Stock. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

          (a) the title and stated value of such Preferred Stock;

          (b) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (c) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (d) the date from which dividends on such Preferred Stock shall accumulate;

          (e) the procedures for any auction and remarketing, if any, for such Preferred Stock;

          (f) the provision for a sinking fund, if any, for such Preferred
     Stock;

          (g) any voting rights of such Preferred Stock;

          (h) the provision for redemption, if applicable, of such Preferred Stock;

          (i) any listing of such Preferred Stock on any securities exchange;

          (j) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

          (k) a discussion of material federal income tax considerations applicable to such Preferred Stock;

          (l) any limitations on actual, beneficial or constructive ownership and restrictions on transfer, in each case as may be appropriate to preserve the Company's REIT status;

          (m) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (n) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

          (o) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

     Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company, rank (a) senior to all Common Stock and to all equity or other securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (b) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the affairs of the Company; and (c) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the affairs of the Company. For these purposes, the term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Company's Board of Directors, out of the Company's assets legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the Company's stock transfer books on such record dates as shall be fixed by the Company's Board of Directors.

     Dividends on any series of Preferred Stock will be cumulative. Dividends will be cumulative from and after the date set forth in the applicable Prospectus Supplement.

     If any shares of Preferred Stock of any series are outstanding, full dividends shall not be declared or paid or set apart for payment on the Preferred Stock of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared on shares of Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends of such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of Preferred Stock of such series and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series that may be in arrears.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in the Common Stock or other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made on the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any amounts be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series that remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the Company's option, as a whole or in part, in each case on the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless full cumulative dividends on all shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current

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dividend period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the Company's REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless full cumulative dividends on all outstanding shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the Company's REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

     If fewer than all the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that is consistent with the Certificate of Incorporation.

     Notice of redemption will be mailed at least 30, but not more than 60, days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the Company's stock transfer books. Each notice shall state: (a) the redemption date; (b) the number of shares and series of the Preferred Stock to be redeemed; (c) the redemption price; (d) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (e) that dividends on the shares to be redeemed will cease to accumulate on such redemption date; and (f) the date on which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder and, upon redemption, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. In order to facilitate the redemption of shares of Preferred Stock of any series, the Board of Directors may fix a record date for the determination of shares of such series of Preferred Stock to be redeemed.

     Subject to applicable law and the limitation on purchases when dividends on a series of Preferred Stock are in arrears, the Company may, at any time and from time to time purchase any shares of such series of Preferred Stock in the open market, by tender or by private agreement.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of the Common Stock or any other class or series of capital stock of the Company ranking junior to any series of the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Company, the holders of such series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of any series of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to such series of Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other entity, or the sale, lease, transfer or conveyance of all or substantially all of the Company's property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of the affairs of the Company.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock of a series remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least a majority of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the Certificate of Incorporation or the Certificate of Designations for such series of Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

     Under Delaware law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote as a class upon a proposed amendment to the Certificate of Incorporation, whether or not entitled to vote thereon by the Restated Certificate of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such series, increase or decrease the par value of the shares of such series, or alter or change the powers, preferences or special rights of the shares of such series so as to affect them adversely.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, actually or constructively, by a single person or entity of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

     The transfer agent and registrar for any series of Preferred Stock will be set forth in the applicable Prospectus Supplement.

                   RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 355 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that the Company remains qualified as a REIT, the Certificate of Incorporation, subject to certain exceptions, provides that a transfer of Common Stock is void if it would result in Beneficial Ownership (as defined below) of the Common Stock in excess of the Ownership Limit (as defined below) or would result in the Common Stock being beneficially owned by less than 100 persons. "Transfer" generally means any sale, transfer, gift, assignment, devise or other disposition of Common Stock, whether voluntary or involuntary, whether of record or beneficially and whether by operation of law or otherwise. "Beneficial Ownership" generally means ownership of Common Stock by a person who would be treated as an owner of such shares of Common Stock either actually or constructively through the application of Section 544 of the Internal Revenue Code of 1986, as modified by Section 856(h)(1)(B) of the Internal Revenue Code of 1986. "Ownership Limit" generally means 9.8% of the outstanding Common Stock of the Company and, after certain adjustments pursuant to the Certificate of Incorporation, means such greater percentage of the outstanding Common Stock as so adjusted. The Board of Directors may, in its discretion, adjust the Ownership Limit of any Person provided that after such adjustment, the Ownership Limit of all other persons shall be adjusted such that in no event may any five persons Beneficially Own more than 49% of the Common Stock. Any class or series of Preferred Stock may be subject to these restrictions if so stated in the resolutions providing for the issuance of such Preferred Stock. The Restated Certificate of Incorporation provides certain remedies to the Board of Directors in the event the restrictions on Transfer are not met.

     All certificates of Common Stock, any other series of the Company's Common Stock and any class or series of Preferred Stock will bear a legend referring to the restrictions described above and as described in the certificate of designation relating to any issuance of Preferred Stock. All persons who have Beneficial Ownership or who are a shareholder of record of a specified percentage (or more) of the outstanding capital stock of the Company must file a notice with the Company containing information regarding their ownership of stock as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage is set between .5% and 5%, depending on the number of record holders of capital stock.

     This ownership limitation may have the effect of precluding acquisition of control of the Company by a third party unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The provisions of the Code pertaining to REITs are highly technical and complex. The following is a summary of the material provisions which govern the federal income tax treatment of the Company. The summary is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Securities will vary depending on the terms of the specific Securities acquired by such holder, as well as his or her particular situation. This discussion does not attempt to address any aspects of federal income taxation relating to holders of Securities. Certain federal income tax considerations relevant to a holder of Securities will be provided in the Prospectus Supplement relating thereto.

     EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OR HER OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE LAWS.

QUALIFICATION OF THE COMPANY AS A REIT; OPINION OF COUNSEL

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its fiscal year ended December 31, 1994. The election to be taxed as a REIT will continue until it is revoked or otherwise terminated. The most important consequence to the Company of being treated as a REIT for federal income tax purposes is that it will not be subject to federal corporate income taxes on net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically results when a corporation earns income and distributes that income to stockholders in the form of a dividend. Accordingly, if the Company at any time fails to qualify as a REIT, the Company will be taxed on its distributed income, thereby reducing the amount of cash available for distribution to its stockholders.

     In the opinion of Kutak Rock, counsel to the Company, commencing with the taxable year ended December 31, 1994, the Company has been organized in conformity with the requirements for qualification as a REIT and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon the representations of the Company as to factual matters. Moreover, continued qualification and taxation as a REIT will depend on the Company's ability to satisfy on a continuing basis certain distribution levels, diversity of stock ownership and various income and asset limitations, including certain limitations concerning the ownership of securities, imposed by the Code as summarized below. While the Company intends to operate so that it will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of the Company, no assurance can be given by counsel or the Company that the Company will so qualify for any particular year. Kutak Rock will not review compliance with these tests on a continuing basis, and will not undertake to update its opinion subsequent to the date hereof.

TAXATION OF THE COMPANY AS A REIT

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal income tax on net income that is currently distributed to its stockholders. The Company may, however, be subject to certain federal taxes based on the amount of its distributions or its inability to meet certain REIT qualification requirements. These taxes are the following:

     TAX ON UNDISTRIBUTED INCOME. First, if the Company does not distribute all of its net taxable income, including any net capital gain, the Company would be taxed at regular corporate rates on the undistributed income or gains. The Company may elect to retain and pay tax on its capital gains.

     TAX ON PROHIBITED TRANSACTIONS. Second, if the Company has net income from certain prohibited transactions, including sales or dispositions of property held primarily for sale to customers in the ordinary course of business, such net income would be subject to a 100% confiscatory tax.

     TAX ON FAILURE TO MEET GROSS INCOME REQUIREMENTS. Third, if the Company should fail to meet either the 75% or 95% gross income test as described below but still qualify for REIT status because, among other requirements, it was able to show that such failure was due to reasonable cause, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount, if any, by which the Company failed either the 75% or the 95% gross income test, multiplied by (b) a fraction intended to reflect the Company's profitability.

     TAX ON FAILURE TO MEET DISTRIBUTION REQUIREMENTS. Fourth, if the Company should fail to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     ALTERNATIVE MINIMUM TAX. Fifth, the Company may be subject to alternative minimum tax on certain items of tax preference.

     TAX ON FORECLOSURE PROPERTY. Sixth, if the Company has (a) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

     TAX ON BUILT-IN GAIN. Seventh, if during the 10-year period (the "Recognition Period") beginning on the date that the Company's corporate predecessor merged with and into the Company, the Company recognizes gain on the disposition of any asset acquired by the Company from the corporate predecessor, then to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period, such gain will be subject to tax at the highest regular corporate rate pursuant to IRS regulations that have not yet been promulgated.

OVERVIEW OF REIT QUALIFICATION RULES

     The following summarizes the basic requirements for REIT status:

          (a) The Company must be a corporation, trust or association that is managed by one or more trustees or directors.

          (b) The Company's stock or beneficial interests must be transferable and held by more than 100 stockholders, and no more than 50% of the value of the Company's stock may be held, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities).

          (c) Generally, 75% (by value) of the Company's investments must be in real estate, mortgages secured by real estate, cash or government securities.

          (d) The Company must meet three gross income tests:

               (i) First, at least 75% of the gross income must be derived from specific real estate sources;

               (ii) Second, at least 95% of the gross income must be from the real estate sources includable in the 75% test, or from dividends, interest or gains from the sale or disposition of stock and securities; and

               (iii) Third, for taxable years beginning on or before August 5, 1997, less than 30% of the gross income may be derived from the sale of real estate assets held for less than four years, from the sale of certain "dealer" properties or from the sale of stock or securities having a short-term holding period.

          (e) The Company must distribute to its stockholders in each taxable year an amount at least equal to 95% of the Company's "REIT taxable income" (which is generally equivalent to taxable ordinary income and is defined below).

     The discussion set forth below explains these REIT qualification requirements in greater detail. It also addresses how these highly technical rules may be expected to impact the Company in its operations, noting areas of uncertainty that perhaps could lead to adverse consequences to the Company and its stockholders.

     SHARE OWNERSHIP. The Company's shares of stock are fully transferable and are subject to transfer restrictions set forth in its Certificate of Incorporation. Furthermore, the Company has more than 100 shareholders and its Certificate of Incorporation, as a general matter, provides, to decrease the possibility that the Company will ever be closely held, that no individual, corporation or partnership is permitted to actually or constructively own more than 9.8% of the number of outstanding shares of Common Stock. The Ownership Limit may be adjusted, however, by the Company's Board of Directors in certain circumstances. Purported transfers which would violate the Ownership Limit will be void. In addition, shares of Common Stock acquired in excess of the Ownership Limit may be redeemed by the Company. The ownership and transfer restrictions pertaining generally to a particular issue of Preferred Stock will be described in the Prospectus Supplement relating to such issue. In the case of a REIT which solicits certain required information from its shareholders, the failure to satisfy the closely held requirement described above will result in disqualification only if the REIT had knowledge or upon the exercise of reasonable diligence would have known of the failure to satisfy such requirement.

     NATURE OF ASSETS. On the last day of each calendar quarter, at least 75% of the value of the Company's total assets must consist of (a) real estate assets (including interests in real property and mortgages on loans secured by real property), (b) cash and cash items (including receivables), and (c) government securities (collectively, the "real estate assets"). Except for certain partnerships and "qualified REIT subsidiaries," as described below, the securities of any issuer, other than the United States government, may not represent more than 5% of the value of the Company's total assets or 10% of the outstanding voting securities of any one issuer.

     While, as noted above, a REIT cannot own more than 10% of the outstanding voting securities of any single issuer, an exception to this rule permits REITs to own "qualified REIT subsidiaries." A "qualified REIT subsidiary" is any corporation in which 100% of its stock is owned by the REIT. The Company owns the stock or beneficial interests of several entities which will be treated as "qualified REIT subsidiaries" and will not adversely affect the Company's qualification as a REIT.

     The Company may acquire interests in partnerships that directly or indirectly own and operate properties similar to those currently owned by the Company. The Company, for purposes of satisfying its REIT asset and income tests, will be treated as if it owns a proportionate share of each of the assets of these partnerships attributable to such interests. For these purposes, the Company's interest in each of the partnerships will be determined in accordance with its capital interest in such partnership. The character of the various assets in the hands of the partnership and the items of gross income of the partnership will remain the same in the Company's hands for these purposes. Accordingly, to the extent the partnership receives qualified real estate rentals and holds real property, a proportionate share of such qualified income and assets, based on the Company's capital interest in the partnerships, will be treated as qualified rental income and real estate assets of the Company for purposes of determining its REIT characterization. It is expected that substantially all the properties of the partnerships will constitute real estate assets and generate qualified rental income for these REIT qualification purposes.

     This treatment for partnerships is conditioned on the treatment of these entities as partnerships for federal income tax purposes (as opposed to associations taxable as corporations). If any of the partnerships were treated as an association (or, in some cases, a publicly traded partnership), it would be taxable as a corporation. In such situation, if the Company's ownership in any of the partnerships exceeded 10% of the partnership's voting interests or the value of such interest exceeded 5% of the value of the Company's assets, the Company would cease to qualify as a REIT. Furthermore, in such a situation, distributions from any of the partnerships to the Company would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described below and which could therefore make it more difficult for the Company to qualify as a REIT for the taxable year in which such distribution was received. In addition, in such a situation, the interest in any of the partnerships held by the Company would not qualify as "real estate assets," which could make it more difficult for the Company to meet the 75% asset test described above. Finally, in such a situation, the Company would not be able to deduct its share of any losses generated by the partnerships in computing its taxable income. The Company will take all steps reasonably necessary to ensure that any partnership in which it acquires an interest will be treated for tax purposes as a partnership (and not as an association taxable as a corporation). However, there can be no assurance that the IRS may not successfully challenge the tax status of any such partnership.

     INCOME TESTS. To maintain its qualification as a REIT, the Company must meet three gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities, from any combination of the foregoing or from certain hedging agreements entered into to reduce interest rate risks. Third, for taxable years commencing on or before August 5, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received by the Company on the lease of its properties will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income test if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of such tenant (a "Related-Party Tenant"). Third, if rent attributable to personal property leased in connection with the lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." The Company does not anticipate charging rent for any property that is based in whole or in part on the income or profits of any person (other than rent based on a fixed percentage or percentages of receipts or sales) and the Company does not anticipate receiving any rents from Related-Party Tenants. Furthermore, the Company expects that in substantially all cases the rents attributable to its leased personal property will be less than 15% of the total rent payable under such lease.

     Finally, for rents to qualify as "rents from real property," the Company must not operate or manage the property or furnish or render services to tenants unless the Company furnishes or renders such services through an independent contractor from whom the Company derives no revenue. The Company need not utilize an independent contractor to the extent that services provided by the Company are usually and customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." If the amount received by the Company from impermissible tenant services does not exceed 1% of the total amounts received by the Company with respect to such related property, such rents will not as a result be treated as nonqualifying income. Impermissible tenant services include services rendered by the Company to tenants, other than the foregoing customary services and services with regard to managing or operating the property. The Company does not anticipate that it will provide any services with respect to its properties.

     The Company intends to monitor the percentage of nonqualifying income and reduce the percentage of nonqualifying income if necessary. Because the income tests are based on a percentage of total gross income, increases in qualifying rents will reduce the percentage of nonqualifying income. In addition, the Company intends to acquire additional real estate assets that would generate qualifying income, thereby lowering the percentage of total nonqualifying income. Increases in other nonqualifying income may similarly affect these

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calculations. The Company does not expect to generate nonqualifying income in quantities which would cause it to fail either at the foregoing 75% or 95% gross income tests.

     If the Company fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company's failure to meet such test was due to reasonable cause and not willful neglect and the Company attaches a schedule of its income sources to its tax return that does not fraudulently or intentionally exclude any income sources. As discussed above, even if these relief provisions apply, a tax would be imposed with respect to such excess income.

     ANNUAL DISTRIBUTION REQUIREMENTS. Each year, the Company must have a deduction for dividends paid (determined under Section 561 of the Code) to its stockholders in an amount equal to (a) 95% of the sum of (i) its "REIT taxable income" as defined below (computed without a deduction for dividends paid and excluding any net capital gain), (ii) any net income from foreclosure property less the tax on such income, minus (b) any "excess noncash income," as defined below. "REIT taxable income" is the taxable income of a REIT subject to certain adjustments, including, without limitation, an exclusion for net income from foreclosure property, a deduction for the excise tax on the greater of the amount by which the REIT fails the 75% or the 95% income test, and an exclusion for an amount equal to any net income derived from prohibited transactions. "Excess noncash income" means the excess of certain amounts that the REIT is required to recognize as income in advance of receiving cash, such as original issue discount on purchase money debt, over 5% of the REIT taxable income before deduction for dividends paid and excluding any net capital gain. Such distributions must be made in the taxable year to which they relate, or in the following taxable year if declared before the REIT timely files its tax return for such year and is paid on or before the first regular dividend payment after such declaration.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (a) the actual receipt of income and the actual payment of deductible expenses and (b) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. Furthermore, principal payments on Company indebtedness, which would have the effect of lowering the amount of distributable cash without an offsetting deduction to Company taxable income, may adversely affect the Company's ability to meet this distribution requirement. In the event that such timing differences or reduction to distributable cash occurs, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possible long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the IRS interest based on the amount of any deduction taken for deficiency dividends.

     Congress is currently considering several proposals which, if adopted, would modify the requirements applicable to REITs. Among such requirements is one which would preclude a REIT from owning more than 10% of the value of the stock of any subsidiary, other than a qualified REIT subsidiary. An additional proposal would prohibit an existing corporation from deferring built-in gains upon filing an election to be treated as a REIT. If an entity's election to be treated as a REIT were terminated, such provision, if enacted, would make requalification as a REIT substantially more difficult. It is not possible to predict which, if any, of the current proposals will be enacted or the effect of such proposals on the Company.

FAILURE OF THE COMPANY TO QUALIFY AS A REIT

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company would be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, thereby reducing the amount of cash available for distribution to its stockholders. Distributions to stockholders in any year in which the Company fails to qualify would not be deductible by the Company nor would they be required to be made. In such an event, to the extent of current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory relief provisions, the Company would also be disqualified from taxation as a REIT for the four taxable years following the year during which such qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

STATE AND LOCAL TAXES

     The Company may be subject to state or local taxes in other jurisdictions such as those in which the Company may be deemed to be engaged in activities or own property or other interests. Such tax treatment of the Company in states having taxing jurisdiction over it may differ from the federal income tax treatment described in this summary. Each stockholder should consult his or her tax advisor as to the status of the Company and the Securities under the respective state laws applicable to them.

                              PLAN OF DISTRIBUTION

     The terms of any offering of Securities under this Registration Statement will be set forth in the applicable Prospectus Supplement. The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents or dealers. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize dealers acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions.

     Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     Certain of the underwriters, dealers and agents and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock. The Common Stock is currently listed on the NYSE. Unless otherwise specified in the related Prospectus Supplement, any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. The Company may elect to list any series of Debt Securities or Preferred Stock on the NYSE or other exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, there can be no assurance as to the liquidity of, or the trading market for, the Securities.

     If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such offers.

                                  LEGAL MATTERS

     Certain legal matters relating to the Securities to be offered hereby, and certain REIT matters relating to the Company, will be passed upon for the Company by the national law firm of Kutak Rock, 717 Seventeenth Street, Suite 2900, Denver, Colorado 80202.

                                     EXPERTS

     The financial statements and schedules for the fiscal year ended December 31, 1997 incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report, with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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                                  $100,000,000

                                FRANCHISE FINANCE
                             CORPORATION OF AMERICA

                              % SENIOR NOTES DUE 20

                                   [FFCA LOGO]


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                              PROSPECTUS SUPPLEMENT

                                        , 2000

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                              SALOMON SMITH BARNEY

                          DONALDSON, LUFKIN & Jenrette

                         Banc of America Securities LLC

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